Form 10-K, Exhibit 13
period 1993-12-31
CRAY RESEARCH INC
filed 1994-03-30
CIK 25506

HISTORICAL FINANCIAL SUMMARY
Cray Research, Inc. and Subsidiaries


                                                                               1993           1992           1991
                                                                           ----------------------------------------
SUMMARY OF OPERATIONS (In thousands, except per share data)
- ----------------------------------------------------------------------
Revenue                                                                    $  894,857     $  797,578     $  862,457
Cost of revenue                                                               503,746        484,135        404,221
- ----------------------------------------------------------------------     ----------------------------------------
  Gross profit                                                                391,111        313,443        458,236
- ----------------------------------------------------------------------     ----------------------------------------
Operating expenses:
  Development and engineering                                                 145,700        161,888        143,232
  Marketing, general and administrative                                       157,616        166,987        152,264
- ----------------------------------------------------------------------     ----------------------------------------
    Total operating expenses                                                  303,316        328,875        295,496
- ----------------------------------------------------------------------     ----------------------------------------
Operating income (loss)                                                        87,795        (15,432)       162,740
  Other income (expense), net                                                  (3,352)          (206)         3,881
- ----------------------------------------------------------------------     ----------------------------------------
Earnings (loss) before income taxes                                            84,443        (15,638)       166,621
  Income tax (expense) benefit                                                (23,588)           763        (53,574)
- ----------------------------------------------------------------------     ----------------------------------------
Net earnings (loss)                                                        $   60,855     $  (14,875)    $  113,047
- ----------------------------------------------------------------------     ----------------------------------------
Earnings (loss) per share                                                  $     2.33     $    (0.56)    $     4.15
- ----------------------------------------------------------------------     ----------------------------------------
Average number of common and common equivalent shares outstanding              26,118         26,493         28,160
- ----------------------------------------------------------------------     ----------------------------------------


FINANCIAL POSITION (In thousands)
- ----------------------------------------------------------------------


Current assets                                                            $   627,313     $  505,181     $  558,204
Current liabilities                                                           271,963        184,312        206,880
- ----------------------------------------------------------------------     ----------------------------------------
 Working capital                                                              355,350        320,869        351,324
Long-term receivables                                                          10,593         12,226         25,863
Leased systems and spares, net                                                 99,859         96,296        109,868
Property, plant and equipment, net                                            225,649        257,775        249,080
Investments and other assets                                                  206,354        149,786        136,031
- ----------------------------------------------------------------------     ----------------------------------------
  Total                                                                       897,805        836,952        872,166
Less:
  Long-term debt                                                              105,478        106,402        107,426
  Other long-term obligations                                                  12,986          7,489          6,068
- ----------------------------------------------------------------------     ----------------------------------------
Stockholders' equity                                                       $  779,341     $  723,061     $  758,672
- ----------------------------------------------------------------------     ----------------------------------------


GENERAL DATA AND RATIOS
- ----------------------------------------------------------------------

Current ratio                                                                   2.3:1          2.7:1          2.7:1
Return on stockholders' average equity                                            8.2%          (2.0)%         16.8%
Common shares outstanding at year-end (in thousands)                           25,980         26,047         26,592
Book value per share                                                       $    30.00     $    27.76     $    28.53
Stockholders of record at year-end                                              5,859          6,137          5,589
Customer installed systems                                                        505            446            309
Number of employees at year-end                                                 4,960          4,895          5,395
Revenue per average number of employees (in thousands)                     $      181     $      146     $      170



    1990           1989           1988           1987           1986           1985           1984           1983
 ------------------------------------------------------------------------------------------------------------------

 $ 804,380      $ 784,700      $ 756,306      $ 687,336      $ 596,685      $ 380,158      $ 228,752      $ 169,690
   360,340        380,754        292,774        248,895        206,051        134,843         83,044         70,782
 ------------------------------------------------------------------------------------------------------------------
   444,040        403,946        463,532        438,441        390,634        245,315        145,708         98,908
 ------------------------------------------------------------------------------------------------------------------

   130,164        145,045        119,357        110,381         89,150         49,851         37,997         25,982
   155,414        141,611        126,219        106,826         84,894         63,105         43,610         29,528
 ------------------------------------------------------------------------------------------------------------------
   285,578        286,656        245,576        217,207        174,044        112,956         81,607         55,510
 ------------------------------------------------------------------------------------------------------------------
   158,462        117,290        217,956        221,234        216,590        132,359         64,101         43,398
     9,624          9,977         15,883         11,178          8,625          3,484          2,790          2,664
 ------------------------------------------------------------------------------------------------------------------
   168,086        127,267        233,839        232,412        225,215        135,843         66,891         46,062
   (55,092)       (38,222)       (77,208)       (85,336)      (100,400)       (60,233)       (21,539)       (19,991)
 ------------------------------------------------------------------------------------------------------------------
 $ 112,994      $  89,045      $ 156,631      $ 147,076      $ 124,815      $  75,610      $  45,352      $  26,071
 ------------------------------------------------------------------------------------------------------------------
 $    4.02      $    3.02      $    4.99      $    4.65      $    3.99      $    2.49      $    1.53      $     .88
 ------------------------------------------------------------------------------------------------------------------
    28,957         30,666         32,135         32,420         32,021         30,370         29,679         29,510
 ------------------------------------------------------------------------------------------------------------------


 $ 386,590      $ 473,458      $ 538,438      $ 469,505      $ 324,049      $ 248,950      $ 192,560      $ 177,435
   204,166        233,152        199,461        167,560        118,353        111,018         75,682         47,999
 ------------------------------------------------------------------------------------------------------------------
   182,424        240,306        338,977        301,945        205,696        137,932        116,878        129,436
    27,219          8,154          8,559          9,907          5,461          5,789          8,156         24,786
   104,987        105,635         89,987         65,880         60,476         54,280         49,263         32,655
   241,233        205,130        198,370        152,055        137,174         92,589         56,286         41,198
   184,346        179,474        156,079        204,913        172,870         41,520         23,831          2,781
 ------------------------------------------------------------------------------------------------------------------
   740,209        738,699        791,972        734,700        581,677        332,110        254,414        230,856


   105,450        143,453        107,531        108,603        122,313          9,060         10,158         33,445
     5,561            944          7,689         15,483         17,508         18,106         23,804         25,026
 ------------------------------------------------------------------------------------------------------------------
 $ 629,198      $ 594,302      $ 676,752      $ 610,614      $ 441,856      $ 304,944      $ 220,452      $ 172,385
 ------------------------------------------------------------------------------------------------------------------


     1.9:1          2.0:1          2.7:1          2.8:1          2.7:1          2.2:1          2.5:1          3.7:1
      18.8%          13.3%          23.9%          27.6%          33.0%          28.2%          23.6%          17.0%
    26,163         28,152         29,247         30,761         30,276         29,807         29,348         29,178
 $   24.05      $   21.11      $   23.14      $   19.85      $   14.59      $   10.23      $    7.51      $    5.91
     6,121          6,287          5,966          5,802          5,019          4,647          3,735          3,786
       263            240            220            173            138            108             84             59
     4,857          4,708          5,237          4,308          3,999          3,180          2,203          1,551
 $     168      $     150      $     161      $     164      $     162      $     140      $     123      $     118


FINANCIAL REVIEW
Cray Research, Inc. and Subsidiaries

REVENUE


                                                        1993      1992      1991
                                                        ----      ----      ----
High-end systems sold:
  New system installations                               37        43        56
  Reinstallations                                        13        10         7
- ----------------------------------------------------    ---       ---       ---
                                                         50        53        63
                                                        ---       ---       ---
High-end systems leased:
  New system installations                                4         8        12
  Reinstallations                                         6         2         7
- ----------------------------------------------------    ---       ---       ---
                                                         10        10        19
                                                        ---       ---       ---
Total high-end system installations                      60        63        82
- ----------------------------------------------------    ---       ---       ---
                                                        ---       ---       ---

High-end system lease-to-purchase conversions            12        16         6
- ----------------------------------------------------    ---       ---       ---
                                                        ---       ---       ---

Entry-level systems (1)                                  41       137        11
- ----------------------------------------------------    ---       ---       ---
                                                        ---       ---       ---


(1) Entry-level systems include systems accepted at end-user sites or by independent distributors.



   Percent of total revenue                            Change from prior year
   ------------------------                            ----------------------
   1993      1992      1991                               1993       1992
   ----      ----      ----                             --------   --------
                               Revenue:
   75.5%     68.2%     69.9%     Sales                    24.2 %    (9.8)%
    2.6       6.8       9.2      Leased systems          (56.3)    (31.9)
   21.9      25.0      20.9      Service fees             (2.0)     10.7
  -----     -----     -----    ----------------------     ----      ----
  100.0%    100.0%    100.0%       Total revenue          12.2 %    (7.5)%
  -----     -----     -----    ----------------------     ----      ----
  -----     -----     -----                               ----      ----


  Sales revenue increased 24.2% in 1993 after a 9.8% decline in 1992. Twelve of the Company's largest systems, the CRAY C916 system, were installed in 1993, compared to six in 1992, the year of introduction. As a result, average revenue per new high-end system sold increased to $15.8 million in 1993, from $7.3 million in 1992. Sales revenue gains from these systems were offset partially by approximately $100 million of revenue declines, split equally between entry-level systems and lease-to-purchase conversions. Both declines were caused by volume decreases. The reduced entry-level systems volumes resulted from the transition period during which the Company moved the distribution of these systems from an independent distributor back to the Company's sales force.

  The sales revenue decline in 1992 compared to 1991 was the result of a reduction in the number of new high-end systems sold, from 56 in 1991 to 43 in 1992. Average selling prices also declined, from $8.4 million to $7.3 million, due to market pricing pressures from the maturing of the CRAY Y-MP product line prior to the introduction of the CRAY C90 systems. The high-end systems revenue decline was offset partially by volume sales of entry-level systems and revenue from lease-to-purchase conversions.

  Leased systems revenue decreased 56.3% in 1993 from 1992, and 31.9% in 1992 compared to 1991. Lease revenues in 1993 and 1992 showed the impact of the large number of 1992 purchase conversions, and also were affected by a shift in the lease base toward smaller systems.

  Service fees declined 2.0% in 1993 after a 10.7% increase in 1992. The 1993 decrease was the result of foreign currency exchange rate fluctuations. The 1992 increase reflects growth in the installed base and service fees from maintenance contracts acquired in an acquisition.

  Revenue from U.S. customers represented 63%, 57% and 51% of consolidated revenue during 1993, 1992 and 1991, respectively. Sales in Europe and Japan were strong in 1991, but declined in 1992 and in 1993, reflecting depressed economies in those regions.

  Revenue from U.S. government agencies increased in 1993 to 43% of consolidated revenues, compared to 31% in 1992 and 32% in 1991. The high ratio in 1993 reflects the impact of declining international sales and the high number of large CRAY C916 systems sold to U.S. government agencies in 1993. The increase is contrary to a continuing trend that began in 1989 as the Company's business shifts to a higher proportion of commercial customers and to new markets, especially for small systems.

  The Company is planning for increased total revenue in 1994, with substantial changes in the make-up of sales revenue. Sales are expected to shift to smaller systems and to the Company's new massively parallel processing (MPP) system, the CRAY T3D. This mix change, together with continued market pricing pressures, is expected to result in significantly lower average selling prices. To meet its revenue goals, the Company must achieve a significant increase in the number of systems accepted in 1994, many of which will be new customer installations.

GROSS PROFIT


 Percent of related revenue                               Change from prior year
 --------------------------                               ----------------------
  1993      1992     1991                                   1993        1992
  ----      ----     ----                                  ------      ------
                           Gross profit percent:
  49.1%     45.1%    62.2%   Sales                           4.0 %     (17.1)%
  46.1      29.5     46.7    Leased systems                 16.6       (17.2)
  24.9      26.2     25.6    Service fees                   (1.3)        0.6
  ----      ----     ----  ------------------------------   ----       -----
  43.7%     39.3%    53.1%     Total gross profit percent    4.4 %     (13.8)%
  ----      ----     ----  ------------------------------   ----       -----
  ----      ----     ----                                   ----       -----


  The total gross profit margin was 43.7% in 1993, compared to 39.3% in 1992 and 53.1% in 1991. Changes in sales margins have the largest impact on total margins. Sales margins increased from 45.1% in 1992 to 49.1% in 1993, as a result of the absence of restructuring charges. During 1992, a fourth quarter restructuring added $23.9 million to cost of sales and decreased the sales margin by 4.4%. Margin improvements on CRAY C90 systems in 1993 were offset by increases in other costs. Sales margins in 1991 were 62.2%, reflecting the lower production costs of CRAY Y-MP8 systems, and a sales mix that included fewer small systems.

  Lease margins vary widely depending on the mix of systems in the lease base, but have little impact on overall margins. The marked decline in the 1992 lease margin was caused by the lease-to-purchase conversion of several high margin leases.

  Service margins declined to 24.9% in 1993, compared to 26.2% in 1992 and 25.6% in 1991. Service margins on CRAY C90 systems are lower than margins achieved in prior years on high-end CRAY Y-MP systems. Spares costs are higher, and the Company is responding to customer requirements for lower priced service options with less coverage as systems become more reliable.

  During 1994, the Company expects some downward pressure on overall gross profit margins, reflecting a shift to smaller, lower gross margin systems and continued pressure on service margins.

EXPENSES


  Percent of total revenue                                Change from prior year
  ------------------------                                ----------------------
  1993      1992     1991                                   1993        1992
  ----      ----     ----                                  ------      ------
                           Operating expenses:
  16.3%     20.3%    16.7%   Development and engineering   (10.0)%      13.0 %
  14.8      17.6     14.4    Marketing                      (5.6)       13.3
   2.8       3.3      3.2    General and administrative     (5.7)       (6.0)
  ----      ----     ----  ------------------------------   ----        ----
  33.9%     41.2%    34.3%     Total operating expenses     (7.8)%      11.3 %
  ----      ----     ----  ------------------------------   ----        ----
  ----      ----     ----                                   ----        ----


  Total operating expenses declined 7.8% during 1993 as a result of cost control measures established during the fourth quarter 1992 restructuring. As a percentage of revenue, 1993 operating expenses are relatively comparable to 1991. Expenses in 1992 were increased by restructuring charges of $10.7 million in development and engineering and $5.9 million in marketing. Marketing expenses also have risen in response to expanding product lines and markets, and during 1993, increased grants to university customers due to an increase in sales activities in that market.

  The Company is committed to annually spending at least 15% of revenue on the development and engineering of products that will provide acceptable returns. During the past three years, expenditures have been split about equally between software and hardware. The largest software development expenses have been for operating systems, compilers and network and communications systems software. Hardware development and engineering expenditures in 1993 and 1992 were focused on the same areas: the Triton, the Company's next generation high-end parallel vector supercomputer; MPP system development; entry-level system development; and ongoing CRAY C90 development and engineering. Compared to 1991, expenses have shifted toward Triton, MPP and entry-level systems, and away from the CRAY C90.

  The MPP project received funding through 1993 from the Advanced Research Projects Agency (ARPA). ARPA funding of $4.2 million in 1993, $4.5 million in 1992 and $4.0 million in 1991 was used to partially offset development expenses.

  Net other income (expense) declined from income of $3.9 million in 1991 to expense of $.2 million in 1992 and $3.4 million in 1993. Foreign currency exchange losses accounted for most of the increase in expense from 1992 to 1993. Other income in 1991 includes a $4.0 million gain on the sale of part of the Company's holdings of Cray Computer Corporation stock.

  The effective tax rate for 1993 was 27.9%, compared to 4.9% in 1992 and 32.2% in 1991. The 1992 tax benefit was low relative to the pretax loss because of limitations on recognition of carryforwards related to the federal Alternative Minimum Tax and excess foreign tax credits. The 1993 effective tax rate was several percentage points below historical levels, reflecting the reinstatement of the Federal Research and Development tax credit retroactive to July 1992, and the utilization of tax benefit carryforwards from 1992.


FINANCIAL CONDITION

  On December 31, 1993, the Company had cash and equivalents of $78.4 million and long-term investments of $157.0 million, for total cash and investments of $235.4 million, compared to $161.5 million a year earlier. Operations provided significant cash in both years, $172.7 million in 1993 and $186.8 million in 1992. Cash flows in 1992 were enhanced by the collection of large receivables balances from significant December 1991 sales activity.

  Excluding transfers between operating cash and long-term investments, total uses of cash for investing and financing activities declined from $138.0 million in 1992 to $97.3 million in 1993. Capital expenditures decreased $44.3 million in 1993 to $45.7 million. Spending was unusually low in 1993, and is expected to increase in 1994. Significant emphasis will be placed on upgrading printed circuit board production and integrated circuit development capabilities to support new product introductions.

  Common stock repurchases also were lower in 1993, dropping to 288,200 shares for $7.6 million, compared to 925,000 shares for $30.0 million in 1992. The Company repurchases its common stock subject to available cash flows and market conditions. At the end of 1993, the Company had authority to repurchase up to approximately 1.7 million additional shares.

  Stockholders' equity increased 7.8% in 1993, primarily from the year's net earnings. Book value per share increased to $30.00 from $27.76 a year earlier. Return on stockholders' average equity was 8.2% in 1993 compared to negative 2.0% in 1992.

  The Company believes that its future cash requirements can be met with existing cash and investments and cash generated from operations. The Company also has a $75 million unused, unsecured line of credit available to meet future cash requirements. The Company's long-term debt obligations do not require significant payments until 1997.

REPORT OF MANAGEMENT

  The accompanying consolidated financial statements, including the notes thereto, and other financial information presented in the Annual Report were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon our best estimates and judgements.

  The Company maintains an effective system of internal accounting control. We believe this system provides reasonable assurance that transactions are executed in accordance with management authorization and are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify, and maintain accountability of assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

  KPMG Peat Marwick, independent certified public accountants, are retained to audit the Company's financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards. The audit includes a review of the internal accounting control structure to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach and not for the purpose of providing assurance on the system of internal control.

  The Audit Committee of the Board of Directors is composed of three outside directors and is responsible for recommending the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, as well as with management, to review accounting, auditing, internal accounting controls, and financial reporting matters.

John F. Carlson
Chairman and Chief Executive Officer

Michael J. Lindseth
Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

  The Board of Directors and Stockholders of Cray Research, Inc.:

  We have audited the accompanying consolidated balance sheets of Cray Research, Inc. and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Cray Research, Inc. and subsidiaries at December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

KPMG Peat Marwick
Minneapolis, Minnesota
January 25, 1994

CONSOLIDATED STATEMENTS OF OPERATIONS
Cray Research, Inc. and Subsidiaries


                                                                       Years ended December 31
                                                             ---------------------------------------
                                                                1993           1992           1991
                                                             ---------      ---------      ---------
                                                              (In thousands, except per share data)
REVENUE:
  Sales                                                      $ 675,492      $ 543,735      $ 602,569
  Leased systems                                                23,651         54,066         79,390
  Service fees                                                 195,714        199,777        180,498
- ----------------------------------------------------------   ---------      ---------      ---------
    Total revenue                                              894,857        797,578        862,457
- ----------------------------------------------------------   ---------      ---------      ---------

COST OF REVENUE:
  Cost of sales                                                344,052        298,588        227,523
  Cost of leased systems                                        12,757         38,096         42,351
  Cost of services                                             146,937        147,451        134,347
- ----------------------------------------------------------   ---------      ---------      ---------
    Total cost of revenue                                      503,746        484,135        404,221
- ----------------------------------------------------------   ---------      ---------      ---------

GROSS PROFIT                                                   391,111        313,443        458,236
- ----------------------------------------------------------   ---------      ---------      ---------

OPERATING EXPENSES:
  Development and engineering                                  145,700        161,888        143,232
  Marketing                                                    132,534        140,393        123,965
  General and administrative                                    25,082         26,594         28,299
- ----------------------------------------------------------   ---------      ---------      ---------
    Total operating expenses                                   303,316        328,875        295,496
- ----------------------------------------------------------   ---------      ---------      ---------

OPERATING INCOME (LOSS)                                         87,795        (15,432)       162,740
  Other income (expense), net                                   (3,352)          (206)         3,881
- ----------------------------------------------------------   ---------      ---------      ---------

EARNINGS (LOSS) BEFORE INCOME TAXES                             84,443        (15,638)       166,621
  Income tax (expense) benefit                                 (23,588)           763        (53,574)
- ----------------------------------------------------------   ---------      ---------      ---------
NET EARNINGS (LOSS)                                          $  60,855      $ (14,875)     $ 113,047
- ----------------------------------------------------------   ---------      ---------      ---------
                                                             ---------      ---------      ---------


EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE       $    2.33         $(0.56)      $   4.15
- ----------------------------------------------------------   ---------      ---------      ---------
                                                             ---------      ---------      ---------

AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT
  SHARES OUTSTANDING                                            26,118         26,493         28,160
- ----------------------------------------------------------   ---------      ---------      ---------
                                                             ---------      ---------      ---------


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Cray Research, Inc. and Subsidiaries


                                                                                   December 31
                                                                           -------------------------
                                                                              1993            1992
                                                                           ----------     ----------
                                                                                  (In thousands)
ASSETS
- ----------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                                     $   78,373     $   54,953
  Receivables                                                                 186,852        155,797
  Inventories                                                                 315,100        263,284
  Other current assets                                                         46,988         31,147
- ----------------------------------------------------------------------     ----------     ----------
    Total current assets                                                      627,313        505,181

LONG-TERM RECEIVABLES                                                          10,593         12,226

LEASED SYSTEMS AND SPARES, NET                                                 99,859         96,296

PROPERTY, PLANT AND EQUIPMENT, NET                                            225,649        257,775

INVESTMENTS AND OTHER ASSETS                                                  206,354        149,786
- ----------------------------------------------------------------------     ----------     ----------
                                                                           $1,169,768     $1,021,264
                                                                           ----------     ----------
                                                                           ----------     ----------


LIABILITIES AND STOCKHOLDERS' EQUITY
- ----------------------------------------------------------------------
CURRENT LIABILITIES:
  Current installments of long-term debt                                   $    2,216     $    5,389
  Accounts payable                                                             41,679         30,739
  Accrued expenses                                                            109,300         85,121
  Income taxes payable                                                         30,422          4,023
  Deferred income and customer advances                                        88,346         59,040
- ----------------------------------------------------------------------     ----------     ----------
    Total current liabilities                                                 271,963        184,312
- ----------------------------------------------------------------------     ----------     ----------

LONG-TERM DEBT, EXCLUDING CURRENT INSTALLMENTS                                105,478        106,402

OTHER LONG-TERM OBLIGATIONS                                                    12,986          7,489

STOCKHOLDERS' EQUITY:
  Common stock of $1 par value; authorized 100,000,000 shares;
    issued 31,511,000 shares                                                   31,511         31,511
  Additional paid-in capital                                                  102,489        109,322
  Retained earnings                                                           866,864        806,009
  Foreign currency translation adjustments                                     (3,024)          (429)
  Treasury stock, at cost; 5,531,000 and 5,464,000 shares                    (218,499)      (223,352)
- ----------------------------------------------------------------------     ----------     ----------
    Total stockholders' equity                                                779,341        723,061
- ----------------------------------------------------------------------     ----------     ----------
                                                                           $1,169,768     $1,021,264
                                                                           ----------     ----------
                                                                           ----------     ----------


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Cray Research, Inc. and Subsidiaries



                                                                                    Years ended December 31
                                                                           ----------------------------------------
                                                                              1993           1992           1991
                                                                           ----------     ----------     ----------
                                                                                        (In thousands)
CASH FLOWS PROVIDED BY (USED IN) OPERATIONS:
  Receipts from customers                                                  $  885,111     $  904,266     $  765,836
  Payments to suppliers and employees                                        (698,006)      (690,693)      (650,858)
  Income taxes paid                                                           (14,830)       (27,686)       (53,812)
  Interest received                                                             9,046         11,104         12,879
  Interest paid                                                                (9,171)        (9,336)        (7,800)
  Other, net                                                                      598           (839)          (544)
- ----------------------------------------------------------------------     ----------     ----------     ----------
    Total cash flows provided by operations                                   172,748        186,816         65,701
- ----------------------------------------------------------------------     ----------     ----------     ----------

CASH FLOWS PROVIDED BY (USED IN) INVESTING:
  Expenditures for property, plant and equipment                              (45,691)       (90,035)       (73,341)
  Expenditures for leased systems and spares                                  (46,991)       (37,227)       (57,854)
  Transfers from (to) long-term investments                                   (50,000)       (30,000)        60,000
  Other, net                                                                    2,120          9,870         (3,251)
- ----------------------------------------------------------------------     ----------     ----------     ----------
    Total cash flows used in investing                                       (140,562)      (147,392)       (74,446)
- ----------------------------------------------------------------------     ----------     ----------     ----------

CASH FLOWS PROVIDED BY (USED IN) FINANCING:
  Proceeds from borrowings                                                      5,554         13,250         10,469
  Proceeds from purchases of common stock by employees                          5,564         11,225         12,971
  Repayments of debt                                                          (10,208)       (15,014)       (40,889)
  Repurchases of common stock                                                  (7,633)       (30,041)            --
- ----------------------------------------------------------------------     ----------     ----------     ----------
    Total cash flows used in financing                                         (6,723)       (20,580)       (17,449)
- ----------------------------------------------------------------------     ----------     ----------     ----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                        (2,043)          (854)        (3,508)
- ----------------------------------------------------------------------     ----------     ----------     ----------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                    23,420         17,990        (29,702)

CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                      54,953         36,963         66,665
- ----------------------------------------------------------------------     ----------     ----------     ----------

CASH AND EQUIVALENTS AT END OF YEAR                                        $   78,373     $   54,953     $   36,963
- ----------------------------------------------------------------------     ----------     ----------     ----------


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Cray Research, Inc. and Subsidiaries


                                                                                               Foreign
                                                    Common Stock      Additional               currency        Treasury stock
                                                --------------------    paid-in    Retained   translation   --------------------
                                                 Shares      Amount     capital    earnings   adjustments    Shares     Amount
                                                --------    --------  ----------  ---------- -------------  --------  ----------
                                                                                (In thousands)
BALANCE AT DECEMBER 31, 1990                     31,511     $31,511    $131,819    $707,837      $5,988       5,348   $(241,619)

  Stock plans                                        --          --     (12,645)         --          --        (429)     25,616
  Income tax benefit from stock plans                --          --         961          --          --          --          --
  Translation adjustments                            --          --          --          --      (3,843)         --          --
  Net earnings                                       --          --          --     113,047          --          --          --
- ----------------------------------------         ------     -------    --------    --------     -------       -----   ---------
BALANCE AT DECEMBER 31, 1991                     31,511      31,511     120,135     820,884       2,145       4,919    (216,003)

  Stock plans                                        --          --     (11,467)         --          --        (380)     22,692
  Income tax benefit from stock plans                --          --         654          --          --          --          --
  Translation adjustments                            --          --          --          --      (2,574)         --          --
  Repurchases of common stock                        --          --          --          --          --         925     (30,041)
  Net loss                                           --          --          --     (14,875)         --          --          --
- ----------------------------------------         ------     -------    --------    --------     -------       -----   ---------
BALANCE AT DECEMBER 31, 1992                     31,511      31,511     109,322     806,009        (429)      5,464    (223,352)

  Stock plans                                        --          --      (6,922)         --          --        (221)     12,486
  Income tax benefit from stock plans                --          --          89          --          --          --          --
  Translation adjustments                            --          --          --          --      (2,595)         --          --
  Repurchases of common stock                        --          --          --          --          --         288      (7,633)
  Net earnings                                       --          --          --      60,855          --          --          --
- ----------------------------------------         ------     -------    --------    --------     -------       -----   ---------
BALANCE AT DECEMBER 31, 1993                     31,511     $31,511    $102,489    $866,864     $(3,024)      5,531   $(218,499)
- ----------------------------------------         ------     -------    --------    --------     -------       -----   ---------
                                                 ------     -------    --------    --------     -------       -----   ---------


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cray Research, Inc. and Subsidiaries


PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Cray Research, Inc and its wholly-owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated. The accounts of foreign subsidiaries are consolidated as of November 30 to facilitate timely reporting.


REVENUE RECOGNITION

Revenue from system sales is recognized at the time the system is accepted by the customer or independent distributor, or in the case of a conversion from lease to purchase, at the time of the customer's election to convert.

Revenue from systems under operating lease contracts is recorded as earned over the lease term. Service fees are recognized monthly as earned.

Trade-in allowances may be granted when a used system is traded-in on the purchase or lease of a new system. These allowances are recorded as a reduction of revenue on the new system.


FORWARD EXCHANGE CONTRACTS

Forward exchange contracts are purchased to hedge specific foreign currency commitments, the majority of which are related to foreign sale and lease contracts. Realized and unrealized gains and losses on these exchange contracts are deferred and recognized as part of the related sale or lease transaction.


DEVELOPMENT AND ENGINEERING

Development and engineering costs relate to hardware and software development and enhancements to existing products. All such costs are expensed as incurred. Software development costs incurred after the technological feasibility of a software product has been established are not material. Funds earned by the Company under research and development arrangements whereby the Company retains the rights to any technologies developed are recorded as a reduction of the development costs incurred.


UNIVERSITY RESEARCH AND DEVELOPMENT GRANTS

The Company sponsors software research and development projects at universities under separate research and development grant agreements. These agreements generally provide for funding of the projects in fixed amounts over periods of one to five years.

In exchange for the funding, the Company receives nonexclusive rights to any software developed. The entire cost of grants with terms in excess of one year is accrued and charged to expense in the year in which the agreement becomes effective.


INCOME TAXES

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement amounts and tax bases of assets and liabilities using enacted tax rates. The Company previously accounted for income taxes under SFAS No. 96. The cumulative effect of the change in the method of accounting forincome taxes did not have a material effect on 1993 consolidated results of operations and is included in 1993 income tax expense.

In connection with the exercise of nonstatutory stock options and disqualifying dispositions of common stock acquired by employees under the incentive stock option plans, the amounts deductible in determining Federal income taxes exceed amounts charged to income. Any reduction in Federal income taxes payable as a result of these differences is credited to additional paid-in capital.

EARNINGS (LOSS) PER SHARE

Earnings (loss) per common and common equivalent share is computed by dividing net earnings (loss), adjusted for the dilutive effect of eliminating convertible debenture interest expense, by the weighted average number of shares outstanding and equivalent shares (excluding treasury shares). Equivalent shares result from dilutive stock options and, if dilutive, the assumed conversion of convertible debentures.

CASH AND INVESTMENTS

Cash and equivalents consist of cash and highly liquid investments with low interest rate risk. Long-term investments consist of investments which the Company intends to hold beyond one year.

Equity securities are carried at the lower of cost or market. All other investments are stated at cost, which approximates market.

SFAS No. 115, "Accounting for Certain Debt and Equity Securities," was issued in May 1993. Under SFAS No. 115, the carrying values of certain securities are required to be adjusted to fair market values and the resulting unrealized gain or loss included in earnings. The Company expects to implement this standard in 1994. Implementation is not expected to have a material effect on consolidated results of operations or financial condition.


INVENTORIES

Inventories are stated at the lower of cost (determined principally on a first-in, first-out basis) or market.


LEASED SYSTEMS AND SPARES

Leased systems and spares for maintenance are capitalized and carried at cost less accumulated depreciation and amortization. Leased systems are depreciated using the sum-of-years-digits method over an estimated useful life of three to four years. Spares are amortized to cost of services using the straight-line method over an estimated useful life of three to four years. Depreciation commences upon system acceptance.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Plant and equipment are depreciated using the straight-line method over their estimated useful lives or, in the case of leasehold improvements, over the periods of the related leases, if shorter.


PRODUCT TECHNOLOGY

Other assets include product technology, which represents the excess of the cost of a purchased business over the fair value of the net assets acquired. Product technology is amortized using the straight-line method over seven years.


POSTEMPLOYMENT BENEFITS

The Company accrues the cost of postretirement benefits other than pensions in accordance with the provisions of SFAS No. 106. The Company implemented this Statement in 1993. Implementation did not have a material impact on consolidated results of operations.


TRANSLATION OF FOREIGN CURRENCIES

The financial statements of foreign subsidiaries are translated to U.S. dollars in accordance with the provisions of SFAS No. 52. Under this Statement, all assets and liabilities are translated using period-end exchange rates and earnings statement items are translated using average exchange rates for the period. The resulting translation adjustments are made directly to a separate component of stockholders' equity.

RECLASSIFICATIONS

Deferred profit sharing expense has been reclassified in the 1992 and 1991 consolidated statements of operations from general and administrative expense to the line items in which the related wages are reported to conform to the 1993 presentation. The reclassifications had no effect on previously reported operating income or loss or net earnings or loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cray Research, Inc. and Subsidiaries


BUSINESS AND GEOGRAPHIC SEGMENT DATA

  The Company is engaged in the design, development, and manufacture of high-speed computing systems and related software intended for scientific and commercial applications, and the marketing and support of such systems and software.

  The Company's manufacturing and development operations are located in the United States.

  The Company has wholly-owned foreign subsidiaries and branches engaged primarily in providing marketing and maintenance services in Western Europe, Asia Pacific, the Mideast, Canada and Mexico.

  Comparative operating and segment data for the Company's domestic and foreign operations follows:


                              Revenue
                 ------------------------------------  Operating   Identifiable
                  Total    Intercompany  Consolidated   profits       assets
                 --------  ------------  ------------  ---------   ------------
                                        (In thousands)
UNITED STATES:
 1993            $564,421     $   (494)    $563,927     $229,003    $1,049,159
 1992             451,817       (1,053)     450,764      155,542       915,106
 1991             444,830       (1,590)     443,240      218,222       977,447

WESTERN EUROPE:
 1993            $255,367     $(30,163)    $225,204     $ 75,673    $   79,382
 1992             241,484      (46,687)     194,797       60,218        80,075
 1991             297,069      (43,729)     253,340      110,160        67,600

ASIA PACIFIC:
 1993            $101,649     $(12,449)    $ 89,200     $ 24,817    $   32,828
 1992             140,681      (14,722)     125,959       54,653        18,510
 1991             117,932      (10,475)     107,457       51,077        23,003

OTHER FOREIGN:
 1993            $ 18,631     $ (2,105)    $ 16,526     $  4,610    $    8,399
 1992              27,792       (1,734)      26,058       11,025         7,573
 1991              60,291       (1,871)      58,420       33,575        10,996

CONSOLIDATED:
 1993            $940,068     $(45,211)    $894,857     $334,103    $1,169,768
 1992             861,774      (64,196)     797,578      281,438     1,021,264
 1991             920,122      (57,665)     862,457      413,034     1,079,046

- --------------------------------------------------------------------------------


RECONCILIATION TO CONSOLIDATED STATEMENTS OF OPERATIONS:


                                            1993         1992           1991
                                          ---------    ---------      --------
Consolidated operating profits            $ 334,103    $ 281,438      $413,034
General corporate expenses                 (246,308)    (296,870)     (250,294)
Other income (expense), net                  (3,352)        (206)        3,881
- ----------------------------------------  ---------    ---------      --------
 Consolidated earnings (loss)
    before income taxes                   $  84,443    $ (15,638)     $166,621
- ----------------------------------------  ---------    ---------      --------
                                          ---------    ---------      --------


  Revenue, operating profit, and the related identifiable assets are included in the geographic area in which the customer is located. International revenue includes export sales and leases from the United States of approximately $227,749,000 in 1993, $237,017,000 in 1992 and $320,963,000 in 1991.

  Revenue from U.S. Government agencies totalled approximately $386,056,000 in 1993, $248,832,000 in 1992 and $278,772,000 in 1991.

  Net assets of foreign subsidiaries included in the consolidated balance sheets are $42,402,000 in 1993 and $45,067,000 in 1992.


CONSOLIDATED BALANCE SHEET DETAILS

                                                         1993          1992
                                                      ---------     ---------
                                                            (In thousands)
CASH AND INVESTMENTS:
  Cash and commercial paper                           $  81,428     $  96,562
  Certificates of deposit                                 7,540        18,554
  Auction rate government securities                     91,900        20,000
  Government revenue bonds                               18,653         5,900
  Money market funds                                     21,921         8,737
  Other                                                  13,953        11,707
- --------------------------------------------------    ---------     ---------
   Total cash and investments                           235,395       161,460
  Less long-term investments                           (157,022)     (106,507)
- --------------------------------------------------    ---------     ---------
   Cash and equivalents                               $  78,373     $  54,953
- --------------------------------------------------    ---------     ---------
                                                      ---------     ---------


RECEIVABLES:
  Trade                                               $ 157,669     $ 134,003
  Current portion of long-term receivables               11,184         9,569
  Other                                                  17,999        12,225
- --------------------------------------------------    ---------     ---------
                                                      $ 186,852     $ 155,797
                                                      ---------     ---------
                                                      ---------     ---------


INVENTORIES:
  Components and subassemblies                        $  89,421     $  97,696
  Systems in process                                    148,772       119,094
  Finished goods                                         76,907        46,494
- --------------------------------------------------    ---------     ---------
                                                      $ 315,100     $ 263,284
                                                      ---------     ---------
                                                      ---------     ---------


LEASED SYSTEMS AND SPARES:
  Leased systems and spares                           $ 288,706     $ 290,987
  Less accumulated depreciation and amortization       (188,847)     (194,691)
- --------------------------------------------------    ---------     ---------
                                                      $  99,859     $  96,296
                                                      ---------     ---------
                                                      ---------     ---------


PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements                               $  22,822     $  22,330
  Buildings and improvements                            158,364       110,505
  Machinery and equipment                               125,975       160,712
  Data processing equipment                             165,620       169,706
  Office furniture and equipment                         19,861        21,147
  Construction in progress                                5,369        12,446
- --------------------------------------------------    ---------     ---------
                                                        498,011       496,846
  Less accumulated depreciation and amortization       (272,362)     (239,071)
- --------------------------------------------------    ---------     ---------
                                                      $ 225,649     $ 257,775
                                                      ---------     ---------
                                                      ---------     ---------


ACCRUED EXPENSES:
  Employee compensation                               $  59,389     $  39,553
  Accrued warranty costs                                 16,156        14,080
  Other                                                  33,755        31,488
- --------------------------------------------------    ---------     ---------
                                                      $ 109,300     $  85,121
                                                      ---------     ---------
                                                      ---------     ---------


LONG-TERM DEBT



                                                        1993           1992
                                                      ---------     ---------
                                                          (In thousands)
Convertible Subordinated Debentures, 6 1/8%           $ 105,000     $ 105,000
Other                                                     2,694         6,791
- --------------------------------------------------    ---------     ---------
  Total long-term debt                                  107,694       111,791
Less current installments                                (2,216)       (5,389)
- --------------------------------------------------    ---------     ---------
  Long-term debt, excluding current installments      $ 105,478     $ 106,402
  --------------------------------------------------  ---------     ---------
                                                      ---------     ---------


  The subordinated debentures are convertible into the Company's common stock at a conversion price of $78 per share at any time prior to maturity. If no conversion occurs, the Company is required to make annual sinking fund payments of $5,750,000 from 1997 to 2010 and a final maturity payment of $24,500,000 in 2011. The debentures may be redeemed at the Company's option at a price of 101.23% after January 31, 1994, decreasing to 100% after January 31, 1996.

  The Company has an unused, unsecured $75,000,000 revolving credit agreement. The agreement has an initial term of three years expiring on April 30, 1995, and may be renewed annually thereafter. Interest is based on various short-term floating rates. The agreement contains a number of restrictive covenants with which the Company was in compliance at December 31, 1993.

  In addition, the Company's foreign subsidiaries had approximately $20,054,000 of unused lines of credit at December 31, 1993.

Annual installments of long-term debt as of December 31, 1993, are as follows:


                                                      Long-term debt
                                                       installments
                                                      --------------
Years ending December 31:                             (In thousands)
1994                                                     $   2,216
1995                                                           478
1996                                                            --
1997                                                         5,750
1998                                                         5,750
Thereafter                                                  93,500
                                                         ---------
                                                         $ 107,694
                                                         ---------
                                                         ---------


FINANCIAL INSTRUMENTS

  The Company is a party to forward exchange contracts denominated in various foreign currencies. These contracts totalled $144,468,000 and $114,429,000 at December 31, 1993 and 1992, respectively. The market value of these contracts as of December 31, 1993, determined by obtaining quotes from financial institutions, was $140,439,000. The Company is subject to the risk that parties to the underlying hedged contracts fail to perform their obligations to the Company when they become due.

  The Company's 6 1/8% Convertible Subordinated Debentures are traded on the New York Stock Exchange. The market value of these debentures at December 31, 1993 was $90,169,000. The carrying values at December 31, 1993 of all other financial instruments of the Company approximate their market values.

  Current and long-term receivables include amounts due from U.S. Government agencies of $23,230,000 and $48,259,000 at December 31, 1993 and 1992,
respectively. It is the Company's policy to collateralize sales receivables by obtaining a security interest in the equipment sold.

STOCK PLANS

  At December 31, 1993, 5,791,000 shares of common stock were reserved for issuance pursuant to stock plans.

STOCK OPTION PLANS

  The Company has a stock option plan which provides that incentive stock options or nonstatutory stock options to purchase an aggregate of 5,579,000 shares of common stock may be granted to selected technical and management employees. The plan also provides for a limited number of shares to be issued to employees as stock grants. The number of shares authorized for issuance is increased each year by three percent of the total outstanding shares of the Company as of the end of the previous year. The Company also has a stock option plan which provides for grants to non-employee directors of the Company of nonstatutory stock options to purchase up to an aggregate of 200,000 shares of common stock.

  Under the plans, the option price is equal to the fair market value on the date of grant. Generally, options may be exercised at a rate of 25 percent annually, beginning one year from the date of grant, and terminate seven to ten years from the date of grant.

Stock option plan activity is summarized as follows:


                          Option price                               Available
                            per share    Outstanding  Exercisable    for grant
                          ------------   -----------  -----------   -----------
At December 31, 1991      $30.88-60.68    3,680,535    1,315,325     1,285,665

  Authorized for issuance      --                --           --       898,000
  Options granted          25.75-47.00       96,580           --       (96,580)
  Stock grants                 --                --           --        (9,836)
  Became exercisable       30.88-46.38           --      903,545            --
  Exercised                30.88-43.00     (159,224)    (159,224)           --
  Canceled                 30.88-60.68     (552,189)    (408,539)      552,189
- ------------------------- ------------    ---------    ---------    ----------
At December 31, 1992       25.75-47.63    3,065,702    1,651,107     2,629,438

  Authorized for issuance      --                --           --       781,000
  Options granted          22.00-30.00    1,244,481           --    (1,244,481)
  Stock grants                 --                --           --       (12,100)
  Became exercisable       25.75-47.00           --      703,845            --
  Exercised                    --                --           --            --
  Canceled                 32.63-47.00     (452,903)    (325,402)      452,903
  Plan expiration              --                --           --      (940,471)
- ------------------------- ------------    ---------    ---------    ----------
At December 31, 1993      $22.00-47.63    3,857,280    2,029,550     1,666,289
- ------------------------- ------------    ---------    ---------    ----------
                          ------------    ---------    ---------    ----------


  During 1991, options for 297,183 shares were exercised at prices ranging from $30.88 to $43.00 per share.

EMPLOYEE STOCK PURCHASE PLAN
  The Company has a Qualified Stock Purchase Investment Plan under which a maximum of 2,200,000 shares of common stock are available for sale to employees. Under this plan, eligible employees may designate from 2 to 15 percent of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or the last day of the offering period. Participant elections resulted in the issuance of 186,485 shares at a per share price of $24.86 in 1993, 188,339 shares at a per share price of $27.41 in 1992, and 107,114 shares at a per share price of $29.96 in 1991.

ANNUAL INCENTIVE AWARD PLAN

  The Company has an Annual Incentive Award Plan providing for performance incentive awards to key employees based on the achievement of individual and stated company financial and technical objectives. Awards are payable at year-end in cash or, at the employee's election, up to 50% may be received in common stock of the Company (up to an aggregate maximum of 500,000 newly issued or repurchased shares) at 85% of its fair market value. Plan awards totalled $18,258,000 in 1993, $4,353,000 in 1992 and $8,559,000 in 1991.

  Participant elections resulted in the issuance of 82,653 shares of common stock at a per share price of $26.35 in February 1994, 22,969 shares of common stock at a per share price of $22.53 in February 1993 and 39,675 shares of common stock at a per share price of $35.38 in February 1992. Cash awards totalled $15,876,000, $3,824,000 and $7,011,000 for 1993, 1992 and 1991,
respectively.


PROFIT SHARING PROGRAM

  The Company's profit sharing program consists of a distributed cash bonus and, for domestic employees, contributions to a defined contribution Retirement Savings Plus Plan that meets the qualifications of Section 401(k) of the Internal Revenue Code. All employees of the Company with at least six months of service are eligible to participate in the program.

  The Retirement Savings Plus Plan allows eligible domestic employees to contribute up to 15 percent of their base compensation to an investment savings account. The Company's contributions to the plan consist of a matching contribution of 50 cents per dollar contributed by the employee up to a maximum of $1,000 per employee, and an annual deferred profit sharing contribution equal to 4% of an employee's eligible wages. The Company's deferred profit sharing contribution is limited to the maximum amount allowable for income tax purposes. The Company's contributions to the Retirement Savings Plus Plan were $9,714,000 in 1993, $10,627,000 in 1992 and $8,864,000 in 1991. Employees of the Company's
foreign subsidiaries participate in other retirement plans.

  Prior to 1993, the distributed cash bonus was determined by subtracting the Company's contribution to the Retirement Savings Plus Plan from a percentage of pretax, pre-profit sharing earnings. The total profit sharing percent, determined at the discretion of the Board of Directors, was 10.0 percent for 1991. As a result of the Company's net loss in 1992, there was no distributed cash bonus for that year.

  On January 29, 1993, the Company's Board of Directors approved a new Incentive Cash Profit Sharing Plan to replace the distributed cash bonus under the Company's previous profit sharing program. Payments under the new plan are based on achieving operating income targets. The payment for 1993 totalled $4,031,000

INCOME TAXES

Components of income tax expense (benefit) are as follows:


                                 Federal    State     Foreign      Total
                                ---------- --------  ----------  --------
                                              (In thousands)
1993
Current                         $  22,491   $ 4,837   $ 16,926   $ 44,254
Deferred                          (15,705)   (3,191)    (1,770)   (20,666)
- ------------------------------  ---------   -------   --------   --------
  Provision for income taxes    $   6,786   $ 1,646   $ 15,156   $ 23,588
- ------------------------------  ---------   -------   --------   --------
                                ---------   -------   --------   --------

1992
Current                         $ (22,163)  $    72   $ 22,530   $    439
Deferred                           (1,534)      (37)       369     (1,202)
- ------------------------------  ---------   -------   --------   --------
  Provision for income taxes    $ (23,697)  $    35   $ 22,899   $   (763)
- ------------------------------  ---------   -------   --------   --------
                                ---------   -------   --------   --------

1991
Current                         $  34,075   $ 5,991   $ 20,425   $ 60,491
Deferred                           (7,850)        3        930     (6,917)
- ------------------------------  ---------   -------   --------   --------
  Provision for income taxes    $  26,225   $ 5,994   $ 21,355   $ 53,574
- ------------------------------  ---------   -------   --------   --------
                                ---------   -------   --------   --------


The provision for foreign income taxes is based upon foreign pretax earnings of approximately $34,864,000 in 1993, $44,641,000 in 1992 and $41,408,000 in 1991.

The provision for income taxes differs from the expected tax expense (benefit) (computed by applying the Federal corporate tax rate to earnings or loss before income taxes) as follows:


                                                           Percentage of pretax
                                                             earnings or loss
                                                           --------------------
                                                            1993   1992   1991
                                                            ----   ----   ----
Expected Federal income tax rate                            35.0 % 34.0 % 34.0 %
Increase (reduction) attributed to:
  State taxes, net of Federal tax benefit                    4.7    1.4    2.4
  Impact of foreign subsidiaries subject to
    higher tax rates                                         1.1  (37.7)   3.2
  Foreign tax credit                                        (0.8)  11.2   (2.2)
  Research and development tax credit                       (5.8)  15.1   (2.5)
  FSC exempt income                                         (2.4)  20.7   (2.8)
  Nondeductible amortization of intangible assets            1.7   (5.9)   0.8
  Tax exempt interest income                                (1.4)   1.6   (0.2)
  Effect of tax credit limitations                          (4.4) (35.8)    --
  Other, net                                                 0.2    0.3   (0.5)
- -------------------------------------------------------     ----   ----   ----
Actual effective income tax rate                            27.9 %  4.9 % 32.2 %
- -------------------------------------------------------     ----   ----   ----
                                                            ----   ----   ----


Components of and changes in the net deferred income tax asset are as follows:


                                                    Deferred tax
                                                  asset (liability)   Deferred
                                                ------------------     expense
                                                  1993      1992      (benefit)
                                                --------  --------    ---------
                                                         (In thousands)
Inventory valuation                             $ 46,007   $ 42,204   $ (3,803)
Accrued compensation                              10,626      6,376     (4,250)
Accrued cost of sales                              5,492      2,063     (3,429)
University research and development grants         8,192      3,364     (4,828)
Depreciation                                       1,651     (3,835)    (5,486)
Other, net                                         3,621      5,253      1,632
- ----------------------------------------------  --------   --------   --------
Total gross deferred income taxes                 75,589     55,425    (20,164)
Valuation allowance                              (10,984)   (11,486)      (502)
- ----------------------------------------------  --------   --------   --------
 Total net deferred income taxes                  64,605     43,939   $(20,666)
                                                                      --------
                                                                      --------
Less current portion                             (39,097)   (26,419)
- ----------------------------------------------  --------   --------
 Noncurrent deferred income taxes               $ 25,508   $ 17,520
- ----------------------------------------------  --------   --------
                                                --------   --------



  A valuation allowance is provided when there is some likelihood that a portion of the deferred tax asset may not be realized. The valuation allowance relates to certain temporary differences which reverse in the years 1994 through 2033.

  For financial statement purposes, Federal minimum tax credit carryforwards of approximately $1,820,000 are available to offset future income tax expense. The minimum tax credit carryforwards have no expiration date. In addition, state research credit carryforwards of approximately $4,200,000 are available for both income tax and financial statement purposes. These carryforwards expire on December 31, 2006 and 2007.

  At December 31, 1993, there were approximately $64,155,000 of accumulated undisturbed earnings of subsidiaries outside the United States that are considered to be reinvested indefinitely, subject to cash flow requirements.
it is not practcable to estimate the deferred tax liability related to such undisturbed earnings. If such earnings were remitted to the Company, applicable U.S. Federal income and foreign withholding taxes would be substantially offset by available foreign tax credits.

RESEARCH AND DEVELOPMENT ARRANGEMENTS

  The Company has entered into an agreement with the Advanced Research Projects Agency (ARPA) to collaborate on the research and development of technologies for massively parallel processing (MPP) computer systems.

  Under the agreement, ARPA contributed $12,700,000 in funding support over a three-year period ending in 1993. The Company may elect to retain title to any technologies developed and ARPA will receive a license to the technologies for its internal use. The timing of the funding was based on the achievement of milestones contained in the agreement. Based on these milestones, $4,200,000, $4,500,000 and $4,000,000 was earned in 1993, 1992 and 1991, respectively, and recorded as a reduction of development and engineering expense.

OTHER INCOME (EXPENSE), NET


                                                   1993       1992       1991
                                                 -------    -------    -------
                                                        (In thousands)
Interest income                                  $ 9,622    $11,114    $12,523
Interest expense                                  (8,531)    (9,336)    (7,828)
Other expense, net                                (4,443)    (1,984)      (814)
- ---------------------------------------------    -------    -------    -------
                                                 $(3,352)   $  (206)   $ 3,881
                                                 -------    -------    -------
                                                 -------    -------    -------


LEASING ARRANGEMENTS AS LESSOR

  The Company leases computer equipment to its customers under operating leases with terms which generally range from one to four years. Contracts with U.S. Government agencies generally provide for cancellation upon 30 days notice.

  The Company retains title to all of its leased computer equipment, and pays taxes, licenses, and insurance on such equipment.

  At December 31, 1993 and 1992, leased equipment aggregated $64,988,000 and $79,279,000, less accumulated depreciation of $34,128,000 and $47,724,000, respectively.

  The Company also enters into lease transactions which are accounted for as sales in accordance with statements issued by the FASB.


The net investment in sales-type leases as of December 31, 1993 and 1992 is summarized as follows:


                                                              1993       1992
                                                            -------    -------
                                                              (In thousands)
Total minimum lease payments receivable                     $24,300    $25,504
Less unearned interest income                                (2,523)    (3,709)
- --------------------------------------------------------    -------    -------
  Net investment in sales-type leases                        21,777     21,795
Less current portion included in current receivables        (11,184)    (9,569)
- --------------------------------------------------------    -------    -------
  Long-term receivables, excluding current portion          $10,593    $12,226
- --------------------------------------------------------    -------    -------
                                                            -------    -------


Aggregate future minimum lease rentals on noncancelable operating leases and sales-type lease agreements are as follows:


                                                         Sales-type  Operating
                                                           leases      leases
                                                         ----------  ---------
Years ending December 31:                                    (In thousands)
1994                                                        $12,677    $11,889
1995                                                          7,755      6,670
1996                                                          3,857      2,768
1997                                                             11        355
- --------------------------------------------------------    -------    -------
                                                            $24,300    $21,682
                                                            -------    -------
                                                            -------    -------


LEASING ARANGEMENTS AS LESSEE

  The Company leases office facilities, sales and service facilities, and equipment under operating leases. The rental payments under these leases are charged to expense as incurred. Future minimum lease payments under operating leases with noncancelable terms of more than one year are as follows:


                                                                    Operating
                                                                     leases
                                                                 --------------
Years ending December 31:                                        (In thousands)
1994                                                                 $12,887
1995                                                                  10,214
1996                                                                   5,243
1997                                                                   3,464
1998                                                                   1,987
Thereafter                                                            23,781
- -----------------------------------------------------------------    -------
                                                                     $57,576
                                                                     -------
                                                                     -------


  Total rent expense for all operating leases, including rents under lease arrangements with terms of one year or less, aggregated $21,409,000 in 1993, $21,486,000 in 1992 and $17,442,000 in 1991.

  Substantially all leases provide that the Company pay taxes, maintenance, insurance, and certain other operating expenses applicable to the leased premises.


RESTRUCTURING CHARGES

  On October 15, 1992, the Company announced a restructuring program. Key components of the restructuring were a reduction in the manufacturing build plan, decreases in inventory on hand, and the elimination of 800 regular and contract positions. These actions resulted in a one-time charge of $42,833,000 in the fourth quarter of that year. This charge included provisions for the workforce reduction, inventory write downs and adjustments related to the declining volume, and facility and equipment write downs to reduce and consolidate manufacturing and internal data processing. The restructuring charge is included in the 1992 consolidated statement of operations as follows: cost of sales--$23,920,000; cost of services--$1,345,000; development and engineering-- $10,726,000; marketing-- $5,912,000; general and administrative -- $930,000.

PRODUCT TECHNOLOGY

  As a result of the 1990 acquisition of Supertek Computers, Inc., the Company recorded an intangible asset, product technology, totalling $26,691,000. Accumulated amortization of product technology aggregated $15,724,000 and $9,175,000 at December 31, 1993 and 1992, respectively.

  Supertek's net operating losses of $14,900,000 prior to acquisition are available to the Company, subject to limitations, to offset federal taxable income through 2005. In 1993, tax benefits realized reduced the carrying value of product technology by $2,800,000.

LEGAL PROCEEDINGS

  There are no legal proceedings pending against or involving the Company which, in the opinion of management, will have a material adverse effect upon consolidated results of operations or financial position.

SUPPLEMENTAL CASH FLOW INFORMATION


                                                    1993      1992      1991
                                                  --------  --------  --------
RECONCILIATION OF NET EARNINGS (LOSS) TO CASH FLOWS    (In thousands)
  PROVIDED BY OPERATIONS:
  Net earnings (loss)                             $ 60,855  $(14,875) $113,047
    Items which do not use (provide) operating
    cash flow:
      Depreciation and amortization                124,350   126,850   119,382
      Other                                            867     6,452    (1,449)
    (Increase) decrease in operating assets:
      Receivables                                  (29,423)  102,082  (125,650)
      Inventories                                  (51,816)  (18,760)  (59,572)
      Other                                        (29,506)    5,560   (14,279)
    Increase (decrease) in operating liabilities:
      Accounts payable and accrued expenses         36,219     2,488    (2,950)
      Income taxes payable                          26,399   (28,419)    9,636
      Deferred income and customer advances         29,306     4,017    27,029
      Other                                          5,497     1,421       507
- ------------------------------------------------- --------  --------  --------
Cash flows provided by operations                 $172,748  $186,816  $ 65,701
- ------------------------------------------------- --------  --------  --------
                                                  --------  --------  --------

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Liabilities assumed in acquisition              $     --  $     --  $  1,515
  Investment valuation allowance                        --        --    (6,338)


QUARTERLY FINANCIAL DATA (UNAUDITED)


                               First    Second     Third    Fourth     Annual
                              quarter   quarter   quarter   quarter    total
                             --------  --------  --------  --------  --------
                                   (In thousands, except per share data)
1993
Revenue                      $202,597  $187,670  $201,975  $302,615  $894,857
Gross profit                   91,751    83,574    87,839   127,947   391,111
Net earnings                   15,024     6,241    15,264    24,326    60,855
Earnings per common and
  common equivalent share         .58       .24       .58       .93      2.33

1992
Revenue                      $165,094  $184,997  $220,164  $227,323  $797,578
Gross profit                   83,362    78,355    85,788    65,938   313,443
Net earnings (loss)             3,885     1,253     6,524   (26,537)  (14,875)
Earnings (loss) per common and
  common equivalent share         .14       .05       .25     (1.00)     (.56)


INVESTOR INFORMATION

NOTICE OF ANNUAL MEETING

  The annual meeting of stockholders will be held in the Minnesota Historical Society, 345 Kellogg Boulevard West, St. Paul, Minnesota, beginning at 10:00 a.m. on Tuesday, May 17, 1994. A formal notice of the meeting, together with proxy statement and proxy, will be mailed on or about March 31, 1994 to stockholders of record as of March 21, 1994.

STOCKHOLDER INQUIRIES

  Communications concerning transfer requirements, change of address, and lost certificates should be directed to the Transfer Agent.

To meet the general information needs of stockholders and investors, Cray Research staffs an Investor Relations Department. Inquiries are welcome by letter or telephone to: Investor Relations Department, Cray Research, Inc., 1440 Northland Drive, Mendota Heights, MN 55120; telephone (612) 683-7331.

SECURITIES LISTING

  The Company's common stock is listed on the New York Stock Exchange (primary listing) under the trading symbol CYR. The stock is also listed and traded on other principal exchanges.

  The Company's 6 1/8% Convertible Subordinated Debentures due 2011 are also listed on the New York Stock Exchange under the trading symbol CYR RA.

FORM 10-K

  After March 31, 1994, the Company will provide a copy of its most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, to any stockholder requesting a copy. Inquiries should be directed to the Investor Relations Department at the address above.

TRANSFER AGENT AND REGISTRAR

  Norwest Bank Minnesota, N.A.
  161 North Concord Exchange
  P.O. Box 738
  South St.Paul, Minnesota 55075

CHEMICAL BANK
  450 West 33rd Street
  New York, New York 10001

COMMON STOCK PRICES
  The following table sets forth, for the periods indicated, high and low prices for the Company's common stock on the New York Stock Exchange.


                                        1993                1992
                                  ----------------    ----------------
                                   High       Low      High       Low
                                  ------    ------    ------    ------
First Quarter                     $29.13    $22.75    $49.50    $40.50
Second Quarter                     30.00     25.63     42.13     27.38
Third Quarter                      28.00     20.63     29.88     22.75
Fourth Quarter                     27.63     23.50     25.50     19.00


  As of February 28, 1994, there were approximately 5,741 record holders of the Company's common stock.

STOCK PRICE RANGES BY QUARTER


[Graph]


DIVIDENDS
  The Company has never declared a cash dividend. The payment of future dividends will be at the discretion of the Board of Directors and will depend, among other things, on the Company's earnings, capital requirements, and financial condition. At present, the Company expects to retain all of its earnings for use in the business and has no present plans to pay a cash dividend.


44