Form 10-K405, Exhibit 13
CRAY RESEARCH INC
filed 1995-03-31
CIK 25506

HISTORICAL FINANCIAL SUMMARY
Cray Research, Inc. and Subsidiaries


SUMMARY OF OPERATIONS
(In thousands, except per share data)                   1994         1993          1992
------------------------------------------------
------------------------------------------------  -------------------------------------------------
Revenues:
 Sales                                            $  706,997   $  675,492    $  543,735
 Leased systems                                       20,728       23,651        54,066
 Service fees                                        193,884      195,714       199,777
------------------------------------------------  -------------------------------------------------
  Total revenue                                      921,609      894,857       797,578
Cost of revenue                                      536,443      503,746       484,135
------------------------------------------------  -------------------------------------------------
 Gross profit                                        385,166      391,111       313,443
------------------------------------------------  -------------------------------------------------
Operating expenses:
 Development and engineering                         140,632      145,700       161,888
 Marketing, general and administrative               170,062      157,616       166,987
------------------------------------------------  -------------------------------------------------
  Total operating expenses                           310,694      303,316       328,875
------------------------------------------------  -------------------------------------------------
Operating income (loss)                               74,472       87,795       (15,432)
 Other income (expense), net                           3,261       (3,352)         (206)
------------------------------------------------  -------------------------------------------------
Earnings (loss) before income taxes                   77,733       84,443       (15,638)
 Income tax (expense) benefit                        (22,037)     (23,588)          763
------------------------------------------------  -------------------------------------------------
Net earnings (loss)                               $   55,696   $   60,855    $  (14,875)
------------------------------------------------  -------------------------------------------------
Earnings (loss) per share                         $     2.16   $     2.33    $    (0.56)
------------------------------------------------  -------------------------------------------------
Average number of common and common
 equivalent shares outstanding                        25,845       26,118        26,493
------------------------------------------------  -------------------------------------------------

FINANCIAL POSITION (In thousands)
------------------------------------------------
------------------------------------------------
Receivables                                       $  229,808   $  186,852    $  155,797
Inventories                                          207,496      315,100       263,284
Other current assets                                  96,734      125,361        86,100
------------------------------------------------  -------------------------------------------------
 Total current assets                                534,038      627,313       505,181
Long-term receivables                                 20,959       10,593        12,226
Leased systems and spares, net                       110,207       99,859        96,296
Property, plant and equipment, net                   265,116      225,649       257,775
Investments and other assets                         251,559      206,354       149,786
------------------------------------------------  -------------------------------------------------
 Total assets                                      1,181,879    1,169,768     1,021,264
Current liabilities                                  237,939      271,963       184,312
Long-term debt                                        97,000      105,478       106,402
Other long-term obligations                           18,030       12,986         7,489
------------------------------------------------  -------------------------------------------------
Stockholders' equity                              $  828,910   $  779,341    $  723,061
------------------------------------------------  -------------------------------------------------

GENERAL DATA AND RATIOS
------------------------------------------------
------------------------------------------------
Current ratio                                          2.2:1        2.3:1         2.7:1
Quick ratio                                            1.8:1        1.4:1         1.7:1
Working capital                                   $  296,099   $  355,350    $  320,869
Return on stockholders' average equity                  6.9%         8.2%          (2.0)%
Cash expenditures for property,
 plant and equipment                              $   87,266   $   45,691    $   90,035
Depreciation and amortization                     $  126,250   $  124,350    $  126,850
Total debt as percent of total debt
 and stockholders' equity                                11%          12%           13%
Net earnings (loss) as percent of
 average total assets                                   4.7%         5.6%          (1.4)%
Book value per share                               $   32.54   $    30.00    $    27.76
Shareholders of record at year-end                     5,522        5,859         6,137
Installed systems base at customer sites                 638          505           446
Number of employees at year-end                        4,840        4,960         4,895
Revenue per average number of
 employees (in thousands)                          $     188   $      181    $      146

26


        1991           1990        1989         1988          1987           1986           1985      1984

-----------------------------------------------------------------------------------------------------------

  $  602,569     $  556,163   $ 574,667   $  557,266    $  515,815     $  457,464     $  277,440  $160,389
      79,390         79,856      72,005       75,598        72,530         67,995         55,093    37,795
     180,498        168,361     138,028      123,442        98,991         71,226         47,625    30,568
-----------------------------------------------------------------------------------------------------------
     862,457        804,380     784,700      756,306       687,336        596,685        380,158   228,752
     404,221        360,340     380,754      292,774       248,895        206,051        134,843    83,044
-----------------------------------------------------------------------------------------------------------
     458,236        444,040     403,946      463,532       438,441        390,634        245,315   145,708
-----------------------------------------------------------------------------------------------------------

     143,232        130,164     145,045      119,357       110,381         89,150         49,851    37,997
     152,264        155,414     141,611      126,219       106,826         84,894         63,105    43,610
-----------------------------------------------------------------------------------------------------------
     295,496        285,578     286,656      245,576       217,207        174,044        112,956    81,607
-----------------------------------------------------------------------------------------------------------
     162,740        158,462     117,290      217,956       221,234        216,590        132,359    64,101
       3,881          9,624       9,977       15,883        11,178          8,625          3,484     2,790
-----------------------------------------------------------------------------------------------------------
     166,621        168,086     127,267      233,839       232,412        225,215        135,843    66,891
     (53,574)       (55,092)    (38,222)     (77,208)      (85,336)      (100,400)       (60,233)  (21,539)
-----------------------------------------------------------------------------------------------------------
  $  113,047     $  112,994   $  89,045   $  156,631    $  147,076     $  124,815     $   75,610  $ 45,352
-----------------------------------------------------------------------------------------------------------
  $     4.15     $     4.02   $    3.02   $     4.99    $     4.65     $     3.99     $     2.49  $   1.53
-----------------------------------------------------------------------------------------------------------

      28,160         28,957      30,666       32,135        32,420         32,021         30,370    29,679
-----------------------------------------------------------------------------------------------------------




  $  244,242     $  117,236   $ 179,762   $  116,984    $   96,887     $   49,930     $   26,698  $ 22,710
     244,524        179,952     202,746      236,260       192,888        187,477        140,266    82,730
      69,438         89,402      90,950      185,194       179,730         86,642         81,986    87,120
-----------------------------------------------------------------------------------------------------------
     558,204        386,590     473,458      538,438       469,505        324,049        248,950   192,560
      25,863         27,219       8,154        8,559         9,907          5,461          5,789     8,156
     109,868        104,987     105,635       89,987        65,880         60,476         54,280    49,263
     249,080        241,233     205,130      198,370       152,055        137,174         92,589    56,286
     136,031        184,346     179,474      156,079       204,913        172,870         41,520    23,831
-----------------------------------------------------------------------------------------------------------
   1,079,046        944,375     971,851      991,433       902,260        700,030        443,128   330,096
     206,880        204,166     233,152      199,461       167,560        118,353        111,018    75,682
     107,426        105,450     143,453      107,531       108,603        122,313          9,060    10,158
       6,068          5,561         944        7,689        15,483         17,508         18,106    23,804
-----------------------------------------------------------------------------------------------------------
  $  758,672     $  629,198   $ 594,302   $  676,752    $  610,614     $  441,856     $  304,944  $220,452
-----------------------------------------------------------------------------------------------------------




       2.7:1          1.9:1       2.0:1        2.7:1         2.8:1          2.7:1          2.2:1     2.5:1
       1.9:1          1.0:1       1.2:1        1.9:1         2.3:1          1.4:1          1.4:1     1.5:1
  $  351,324     $  182,424   $ 240,306   $  338,977    $  301,945     $  205,696     $  137,932  $116,878
       16.8%          18.8%       13.3%        23.9%         27.6%          33.0%          28.2%     23.6%

  $   73,341     $   81,811   $  99,237   $   74,684    $   40,162     $   60,052     $   44,082  $ 25,658
  $  119,382     $  111,996   $ 102,180   $   83,247    $   72,056     $   56,800     $   40,973  $ 32,427

         13%            18%         24%          15%           16%            23%             6%       17%

       11.2%          11.8%        9.1%        16.5%         18.4%          21.8%          19.6%     14.9%
  $    28.53     $    24.05   $   21.11   $    23.14    $    19.85     $    14.59     $    10.23  $   7.51
       5,589          6,121       6,287        5,966         5,802          5,019          4,647     3,735
         309            263         240          220           173            138            108        84
       5,395          4,857       4,708        5,237         4,308          3,999          3,180     2,203

  $      170     $      168   $     150   $      161    $      164     $      162     $      140  $    123


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
Cray Research, Inc. and Subsidiaries

OVERVIEW AND OUTLOOK

     Fiscal years 1994 and 1995 constitute a critical transition period for the Company as it prepares itself for the future. As the Company moves to higher unit volumes and lower average selling prices, it is focusing on retaining and building its traditional high performance supercomputing base, while also entering new, more competitive markets where it has not had a presence in the past. To better compete in these markets and under these conditions, Cray will make operational changes in 1995 to improve its efficiency and achieve a more competitive cost structure. At the same time, 1995 will be a year of product transition, both at the high-end and the low-end of the product line. Some of these new products will not be available for volume shipment until the second half of 1995.

     These factors have resulted in an outlook for 1995 that includes a decrease in revenue from 1994 levels by as much as 10%, and a decrease in gross margin as well. Operating losses in the first half of the year should be offset by anticipated profits in the second half. For the full year, the Company anticipates break-even operating results prior to restructuring and one-time charges. The Company is currently reviewing the nature and extent of necessary restructuring and has not yet completed full evaluation of the level of charges to be taken. It is anticipated that this evaluation will be completed by the end of second quarter 1995.

REVENUES

                                                   1994      1993      1992
                                                   ----      ----      ----
High-end customer systems installed (units):
  Parallel Vector Processing                         59        59        63
  Massively Parallel Processing                      29         1        --
                                                   ----      ----      ----
                                                     88        60        63
                                                   ----      ----      ----
Low-end customer systems installed (units):
  Parallel Vector Processing                         73        28       130
  Symmetric Multiprocessing                          34        13         7
                                                   ----      ----      ----
                                                    107        41       137
                                                   ----      ----      ----
Total customer system installations                 195       101       200
                                                   ----      ----      ----
                                                   ----      ----      ----
High-end customer system lease-to-purchase
 conversions (units)                                  6         2        16
                                                   ----      ----      ----
                                                   ----      ----      ----

           Percent of total revenue                                   Change from prior year
   -------------------------------------                              ----------------------
      1994           1993           1992                               1994           1993
   -------        -------        -------                              -------        -------
                                             Revenue:
     76.7%          75.5%          68.2%       Sales                    4.7 %         24.2 %
      2.2            2.6            6.8        Leased systems         (12.4)         (56.3)
     21.1           21.9           25.0        Service fees            (0.9)          (2.0)
   -------        -------        -------     --------------------     -------        -------
    100.0%         100.0%         100.0%         Total revenue          3.0 %         12.2 %
   -------        -------        -------     --------------------     -------        -------
   -------        -------        -------                              -------        -------

     Sales revenues increased 4.7% in 1994 after a 24.2% increase in 1993. In total, the Company installed substantially more systems in 1994 compared with 1993, but at a lower average selling price. For example, average revenue per new high-end system sold decreased to $8.5 million in 1994, from $15.8 million in 1993. Six of the Company's largest systems, the CRAY C916 system, were installed in 1994, compared to twelve in 1993. The number of systems installed in 1994 increased significantly for two newer product categories: the CRAY T3D massively parallel processor (MPP) system, and the low-end CRAY C90 products. In addition, revenue increased in several other areas, most notably: upgrade and peripheral sales and the new CRAY Superserver CS6400 product.

     The sales revenue increase of 24.2% in 1993 compared to 1992 was primarily the result of an increase in the number of CRAY C916 systems sold, from six in 1992 (the year of introduction) to twelve in 1993. Average selling prices increased from $7.3 million in 1992 to $15.8 million in 1993. The large gains in high-end systems sales revenue were only partially offset by revenue declines in the low-end system sales and lease-to-purchase conversions. Both of these declines were caused by volume decreases. The reduced low-end system volumes resulted from the transition period during which the Company moved the distribution of these systems from an independent distributor back to the Company's sales force.

     Leased systems revenue decreased 12.4% in 1994 from 1993, and 56.3% in 1993 compared with 1992. These decreases reflect the purchase conversion of most of the large revenue-generating systems in the lease base, and the shift in the lease base toward smaller systems.

     Service fees declined 0.9% in 1994 after a 2.0% decrease in 1993. The 1994 decrease was due to customers migrating to lower priced service options offset by the additional service revenue generated by the Minnesota Supercomputer Center which was acquired in fourth quarter of 1994. The 1993 decrease was largely the result of foreign currency exchange rate fluctuations impacting international revenues.

     Revenue from U.S. customers represented 53%, 63%, and 57% of consolidated revenue during 1994, 1993, and 1992, respectively. Sales in Asia Pacific were stronger in 1994 compared to 1993, after a decrease from 1992 to 1993. Sales in the U.S. decreased from 1993 to 1994, after an increase from 1992 to 1993. Sales in Western Europe were relatively flat for the three year period.

     Revenue from U.S. government agencies represented 36%, 43%, and 31% of consolidated revenue during 1994, 1993, and 1992, respectively. The higher ratio in 1993 reflects the impact of a relatively high number of large CRAY C916 systems sold to U.S. government agencies that year. This increase was contrary to a trend that began in 1989 as the Company's business has shifted to a higher proportion of commercial customers and to new markets, especially for smaller systems.

      The Company is expecting a decrease in total revenue in 1995 by as much as 10% from 1994 levels. This is due to changes in the make-up of sales revenue from high-end systems to a higher volume of low-end systems with lower average selling prices, and product transition on the high-end from the CRAY C90 series to the CRAY T90 series, which will not be shipping in significant quantities until the second half of 1995.

     In addition, MPP sales revenue is not expected to grow in 1995 over 1994, due primarily to the slow growth of new applications for this market. The Company believes that over time, as more applications become available, this segment will become increasingly important as a source of revenue.


GROSS PROFIT

           Percent of related revenue                                           Change from prior year
   -------------------------------------                                        ----------------------
     1994           1993           1992                                          1994           1993
   -------        -------        -------                                        -------        -------
                                             Gross profit percent:
     47.6%          49.1%          45.1%       Sales                             (1.5)%          4.0 %
     29.8           46.1           29.5        Leased systems                   (16.3)          16.6
     21.9           24.9           26.2        Service fees                      (3.0)          (1.3)
   -------        -------        -------     ------------------------------     -------        -------
     41.8%          43.7%          39.3%         Total gross profit percent      (1.9)%          4.4 %
   -------        -------        -------     ------------------------------     -------        -------
   -------        -------        -------                                        -------        -------

     Total gross margin was 41.8% in 1994 compared with 43.7% in 1993 and 39.3% in 1992. Changes in sales margins have the largest impact on total margins. Sales margins decreased from 49.1% in 1993 to 47.6% in 1994 mainly as a result of an $8.3 million restructuring charge incurred in 1994 which decreased sales margins by 1.2%. Sales margins increased from 45.1% in 1992 to 49.1% in 1993 primarily reflecting a $23.9 million restructuring charge in 1992, which decreased the sales margin by 4.4%.

     Lease margins vary widely depending on the mix of systems in the lease base, but have little impact on overall margins due to the low value of lease revenues and margins compared to the value of sales and service revenues and margins.

     Service margins declined to 21.9% in 1994 compared to 24.9% in 1993 and 26.2% in 1992. Service margin declines are due to a change in the installed base from older products, with fully depreciated spares, to new products; a shift toward smaller configurations; and customer selection of lower priced service options with less coverage as systems become more reliable.

     In 1995, total gross margins are expected to decline compared with 1994 due to several factors. Sales gross margins are expected to decline due to a shift in the product mix to smaller systems and also due to product transition on the high-end systems. Service revenues, which have substantially lower gross margins than product revenue, are expected to represent a greater percentage of total revenues in 1995 due to expected declines in sales revenues.


EXPENSES

           Percent of total revenue                                             Change from prior year
           ------------------------                                             -----------------------
     1994           1993           1992                                          1994           1993
   -------        -------        -------                                        -------        -------

                                             Operating expenses:
     15.3%          16.3%          20.3%       Development and engineering       (3.5)%        (10.0)%
     15.6           14.8           17.6        Marketing                          8.2           (5.6)
      2.8            2.8            3.3        General and administrative         6.1           (5.7)
   -------        -------        -------     -----------------------------      -------        -------
     33.7%          33.9%          41.2%         Total operating expenses         2.4 %         (7.8)%
   -------        -------        -------     -----------------------------      -------        -------
   -------        -------        -------                                        -------        -------

     Although total operating expenses increased only slightly (2.4%) from 1993 to 1994, there was a shift away from development and engineering to sales and marketing expenses in 1994. Total operating expenses decreased 7.8% from 1992 to 1993 reflecting restructuring charges in 1992 of $17.6 million.

     During the past three years, development and engineering expenditures have been split about equally between software and hardware. The largest software development expenses have been for operating systems and network and communications systems. Hardware development and engineering expenditures have been focused on the CRAY T90, the CRAY J90, and the CRAY T3D systems.

     The MPP project has received funding from the Advanced Research Projects Agency (ARPA) under two different agreements. Under the first agreement, ARPA contributed $12.7 million in funding support over a three year period ending in 1993. Under the second agreement, ARPA will contribute $15 million in funding support over a three year period ending in 1996 with two one-year extension options for an additional $5 million of funding per option. Based on achievement of milestones contained in the agreements, $5.0 million, $4.2 million, and $4.5 million was earned in 1994, 1993, and 1992, respectively, and recorded as a reduction of development and engineering expenses.

     Development and engineering expenditures are expected to decline both in absolute dollars and as a percent of revenue in 1995 compared with 1994 as the Company increasingly focuses its development efforts on fewer projects, eliminates redundant efforts, and reduces unnecessary costs.

     Marketing expenses have increased due to investments in marketing, applications, and field sales resources--especially for the low-end business. The Company anticipates that sales and marketing expenses will increase again in 1995 compared with 1994.

     General and administrative (G&A) expenses were up slightly in 1994 over 1993 due primarily to retirement accruals for departing employees and increased consulting fees. G&A expenses were down slightly from 1992 to 1993 due mainly to the absence of restructuring charges in 1993. The Company intends to reduce G&A expenses in 1995, compared with 1994. Overall, total operating expenses in 1995 before restructuring charges are expected to be relatively flat compared with 1994.

     Other income/expense changed to $3.3 million income in 1994 from $3.4 million expense in 1993 due to the $2.6 million gain on the repurchase of convertible debentures and foreign currency exchange gains in 1994. Other income/expense changed from $0.2 million expense in 1992 to $3.4 million expense in 1993 due to foreign currency exchange losses in 1993.

     The effective tax rate for 1994 was 28.4% compared with 27.9% in 1993 and 4.9% in 1992. The 1992 tax benefit was low relative to the pre-tax loss because of limitations on the recognition of carryforwards related to the Federal Alternative Minimum Tax and excess foreign tax credits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
Cray Research, Inc. and Subsidiaries

FINANCIAL CONDITION

     On December 31, 1994, the Company had cash and equivalents of $55.5 million and long-term cash investments of $200 million, for total cash and long-term cash investments of $255.5 million, compared to $228.4 million a year earlier. Operations provided significant cash in both years, $180.3 million in 1994 and $172.7 million in 1993. Cash flows were significantly enhanced in 1994 by the large decrease in inventory balances. This inventory decrease was largely due to production process changes implemented in the fourth quarter of 1994 designed to significantly reduce cycle times for high-end system manufacturing processes. To implement these changes, some production lines were idle for a four to eight week period during the fourth quarter of 1994. In 1995 the Company expects cash flow to be positive before the impact of any restructuring activity.

     Excluding transfers between operating cash and long-term cash investments, total uses of cash for investing and financing activities grew from $97.3 million in 1993 to $156.7 million in 1994. Capital expenditures increased $41.6 million in 1994 to $87.3 million. However, spending was unusually low in 1993. Capital expenditures decreased by $44.3 million from $90.0 million in 1992 to only $45.7 million in 1993. Capital expenditures increased in several areas in 1994, most notably in data equipment and investments in manufacturing facilities and equipment to bring new products to market. In 1995 the Company expects capital expenditures to decrease moderately from 1994 levels, reflecting a reduction in investments in manufacturing facilities and equipment for new product lines.

     The Company's long-term debt obligations totalled $97.0 million at December 31, 1994 down from $105.5 million a year earlier. This decrease was due to the retirement in April 1994 of convertible debentures with a face value of $23 million and the simultaneous borrowing of $20.0 million under a term loan agreement of which $5 million is in current debt. The Company's long-term debt obligations require repayments of $7.3 million in 1995, and $5 million each year 1996 through 1998. No other significant payments are required until the year 2001.

     In 1994, the Company repurchased 829,200 shares of common stock for $19.4 million, compared to 288,200 shares for $7.6 million in 1993. At the end of 1994, the Company had authority to repurchase approximately 663,000 additional shares.

     Stockholders' equity increased 6.4% in 1994, primarily from the year's net earnings. Book value per share increased to $32.54 from $30.00 a year earlier. Return on stockholders' average equity was 6.9% in 1994 compared to 8.2% in 1993.

     The Company believes that its future cash requirements can be met with existing cash and investments and cash generated from operations. The Company also has a $75 million unsecured line of credit which is unused, and adequate borrowing capacity available to meet future cash requirements, if needed, though it has no current plans to use either.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     The Company operates in a highly competitive environment that is rapidly changing and that involves a number of risks, many of which are beyond the Company's control. These risks could result in situations that would adversely impact the Company's performance. The following list highlights some of these risk factors:

- government agencies/research institutions represent a major customer group-governmental spending reductions could adversely affect results;

- international sales comprise nearly half of sales revenues--trade protection measures, export licensing regulations, changes in political conditions, or changes in foreign currency exchange rates could adversely affect results;

- a small number of large system sales comprise a significant portion of the sales revenue--the timing of equipment acceptance dates can significantly affect results for any particular period;

- recently introduced products comprise a substantial portion of the revenue in any particular period--development or manufacturing delays could adversely affect results in a particular period;

- due to the high technology nature of the Company's products, component availability is a critical factor--delays in the availability of components could adversely affect results in any period by impacting the ability to manufacture and deliver products.

CONSOLIDATED STATEMENTS OF OPERATIONS
Cray Research, Inc. and Subsidiaries


                                                       Years ended December 31
                                              ---------------------------------------
                                                   1994           1993           1992
                                                (In thousands, except per share data)
                                              ---------      ---------      ---------
REVENUE:
 Sales                                        $ 706,997      $ 675,492      $ 543,735
 Leased systems                                  20,728         23,651         54,066
 Service fees                                   193,884        195,714        199,777
-------------------------------------------   ---------      ---------      ---------
   Total revenue                                921,609        894,857        797,578
-------------------------------------------   ---------      ---------      ---------

COST OF REVENUE:
 Cost of sales                                  370,491        344,052        298,588
 Cost of leased systems                          14,545         12,757         38,096
 Cost of services                               151,407        146,937        147,451
-------------------------------------------   ---------      ---------      ---------
  Total cost of revenue                         536,443        503,746        484,135
-------------------------------------------   ---------      ---------      ---------

GROSS PROFIT                                    385,166        391,111        313,443
-------------------------------------------   ---------      ---------      ---------

OPERATING EXPENSES:
 Development and engineering                    140,632        145,700        161,888
 Marketing                                      143,456        132,534        140,393
 General and administrative                      26,606         25,082         26,594
-------------------------------------------   ---------      ---------      ---------
   Total operating expenses                     310,694        303,316        328,875
-------------------------------------------   ---------      ---------      ---------

OPERATING INCOME (LOSS)                          74,472         87,795        (15,432)
 Other income (expense), net                      3,261         (3,352)          (206)
-------------------------------------------   ---------      ---------      ---------

EARNINGS (LOSS) BEFORE INCOME TAXES              77,733         84,443        (15,638)
 Income tax (expense) benefit                   (22,037)       (23,588)           763
-------------------------------------------   ---------      ---------      ---------
NET EARNINGS (LOSS)                           $  55,696      $  60,855      $ (14,875)
-------------------------------------------   ---------      ---------      ---------
                                              ---------      ---------      ---------
EARNINGS (LOSS) PER COMMON AND COMMON
 EQUIVALENT SHARE                             $    2.16      $    2.33      $   (0.56)
-------------------------------------------   ---------      ---------      ---------
                                              ---------      ---------      ---------

AVERAGE NUMBER OF COMMON AND COMMON
 EQUIVALENT SHARES OUTSTANDING                   25,845         26,118         26,493
-------------------------------------------   ---------      ---------      ---------
                                              ---------      ---------      ---------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Cray Research, Inc. and Subsidiaries


                                                                                         December 31
                                                                              --------------------------------
                                                                                  1994                1993
                                                                              ------------        ------------
                                                                                      (In thousands)
ASSETS
----------------------------------------------------------------------
----------------------------------------------------------------------
CURRENT ASSETS:
 Cash and equivalents                                                         $     55,543        $     78,373
 Receivables                                                                       229,808             186,852
 Inventories                                                                       207,496             315,100
 Other current assets                                                               41,191              46,988
----------------------------------------------------------------------        ------------        ------------
  Total current assets                                                             534,038             627,313

LONG-TERM RECEIVABLES                                                               20,959              10,593

LEASED SYSTEMS AND SPARES, NET                                                     110,207              99,859

PROPERTY, PLANT AND EQUIPMENT, NET                                                 265,116             225,649

INVESTMENTS AND OTHER ASSETS                                                       251,559             206,354
----------------------------------------------------------------------        ------------        ------------
                                                                              $  1,181,879        $  1,169,768
                                                                              ------------        ------------
                                                                              ------------        ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------
----------------------------------------------------------------------
CURRENT LIABILITIES:
 Current installments of long-term debt                                       $      7,344        $      2,216
 Accounts payable                                                                   37,999              41,679
 Accrued expenses                                                                  110,373             109,300
 Income taxes payable                                                                7,009              30,422
 Deferred income and customer advances                                              75,214              88,346
----------------------------------------------------------------------        ------------        ------------
  Total current liabilities                                                        237,939             271,963
----------------------------------------------------------------------        ------------        ------------

LONG-TERM DEBT, EXCLUDING CURRENT INSTALLMENTS                                      97,000             105,478

OTHER LONG-TERM OBLIGATIONS                                                         18,030              12,986

STOCKHOLDERS' EQUITY:
 Common stock of $1 par value; authorized 100,000,000 shares;
 issued 31,511,000 shares                                                           31,511              31,511
 Additional paid-in capital                                                         91,973             102,489
 Retained earnings                                                                 922,560             866,864
 Foreign currency translation adjustments                                            2,774              (3,024)
 Treasury stock, at cost; 6,041,000 and 5,531,000 shares                          (219,908)           (218,499)
----------------------------------------------------------------------        ------------        ------------
  Total stockholders' equity                                                       828,910             779,341
----------------------------------------------------------------------        ------------        ------------
                                                                              $  1,181,879        $  1,169,768
                                                                              ------------        ------------
                                                                              ------------        ------------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Cray Research, Inc. and Subsidiaries


                                                                     Years ended December 31
                                                            ----------------------------------------
                                                                1994           1993           1992
                                                            ----------     ----------     ----------
                                                                          (In thousands)
CASH FLOWS PROVIDED BY (USED IN) OPERATIONS:
 Receipts from customers                                    $  863,842     $  885,111     $  904,266
 Payments to suppliers and employees                          (656,560)      (698,006)      (690,693)
 Income taxes paid                                             (28,393)       (14,830)       (27,686)
 Interest received                                              10,799          9,046         11,104
 Interest paid                                                  (8,529)        (9,171)        (9,336)
 Other, net                                                       (880)           598           (839)
---------------------------------------------------------   ----------     ----------     ----------
  Total cash flows provided by operations                      180,279        172,748        186,816
---------------------------------------------------------   ----------     ----------     ----------

CASH FLOWS PROVIDED BY (USED IN) INVESTING:
 Expenditures for property, plant and equipment                (87,266)       (45,691)       (90,035)
 Expenditures for leased systems and spares                    (55,003)       (46,991)       (37,227)
 Transfers to long-term investments                            (50,000)       (50,000)       (30,000)
 Other, net                                                     (1,502)         2,120          9,870
---------------------------------------------------------   ----------     ----------     ----------
  Total cash flows used in investing                          (193,771)      (140,562)      (147,392)
---------------------------------------------------------   ----------     ----------     ----------

CASH FLOWS PROVIDED BY (USED IN) FINANCING:
 Proceeds from borrowings                                       22,183          5,554         13,250
 Proceeds from purchases of common stock by employees            7,311          5,564         11,225
 Repayments of debt                                            (23,019)       (10,208)       (15,014)
 Repurchases of common stock                                   (19,407)        (7,633)       (30,041)
---------------------------------------------------------   ----------     ----------     ----------
  Total cash flows used in financing                           (12,932)        (6,723)       (20,580)
---------------------------------------------------------   ----------     ----------     ----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                          3,594         (2,043)          (854)
---------------------------------------------------------   ----------     ----------     ----------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS                    (22,830)        23,420         17,990

CASH AND EQUIVALENTS AT BEGINNING OF YEAR                       78,373         54,953         36,963
---------------------------------------------------------   ----------     ----------     ----------

CASH AND EQUIVALENTS AT END OF YEAR                         $   55,543     $   78,373     $   54,953
---------------------------------------------------------   ----------     ----------     ----------
                                                            ----------     ----------     ----------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Cray Research, Inc. and Subsidiaries


                                                                                          Foreign
                                              Common stock       Additional               currency        Treasury stock
                                         ----------------------    Paid-in    Retained   translation   -------------------
                                           Shares      Amount      capital    earnings   adjustments    Shares     Amount
                                         ----------  ----------  ----------  ----------  ----------    --------- ----------
                                                                         (In thousands)
BALANCE AT DECEMBER 31, 1991                31,511     $31,511    $120,135    $820,884      $2,145       4,919   $(216,003)

 Stock plans                                     -           -     (11,467)          -           -        (380)     22,692
 Income tax benefit from stock plans             -           -         654           -           -           -           -
 Translation adjustments                         -           -           -           -      (2,574)          -           -
 Repurchases of common stock                     -           -           -           -           -         925     (30,041)
 Net loss                                        -           -           -     (14,875)          -           -           -
--------------------------------------  ----------  ----------  ----------  ----------  ----------   ---------  ----------
BALANCE AT DECEMBER 31, 1992                31,511      31,511     109,322     806,009        (429)      5,464    (223,352)

 Stock plans                                     -           -      (6,922)          -           -        (221)     12,486
 Income tax benefit from stock plans             -           -          89           -           -           -           -
 Translation adjustments                         -           -           -           -      (2,595)          -           -
 Repurchases of common stock                     -           -           -           -           -         288      (7,633)
 Net earnings                                    -           -           -      60,855           -           -           -
--------------------------------------  ----------  ----------  ----------  ----------  ----------   ---------  ----------
BALANCE AT DECEMBER 31, 1993                31,511      31,511     102,489     866,864      (3,024)      5,531    (218,499)

 Stock plans                                     -           -     (10,687)          -           -        (319)     17,998
 Income tax benefit from stock plans             -           -         171           -           -           -           -
 Translation adjustments                         -           -           -           -       5,798           -           -
 Repurchases of common stock                     -           -           -           -           -         829     (19,407)
 Net earnings                                    -           -           -      55,696           -           -           -
--------------------------------------  ----------  ----------  ----------  ----------  ----------   ---------  ----------
BALANCE AT DECEMBER 31, 1994                31,511     $31,511    $ 91,973    $922,560      $2,774       6,041   $(219,908)
--------------------------------------  ----------  ----------  ----------  ----------  ----------   ---------  ----------
                                        ----------  ----------  ----------  ----------  ----------   ---------  ----------

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cray Research, Inc. and Subsidiaries


PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Cray Research, Inc. and its wholly-owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated. The accounts of foreign subsidiaries are consolidated as of November 30 to facilitate timely reporting.

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

INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No.109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement amounts and tax bases of assets and liabilities using enacted tax rates. The Company previously accounted for income taxes under SFAS No. 96. The cumulative effect of the change in the method of accounting for income taxes did not have a material effect on 1993 consolidated results of operations and is included in 1993 income tax expense.

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

     Under SFAS No. 115, "Accounting for Certain Debt and Equity Securities," the carrying values of certain securities are required to be adjusted to fair market values and the resulting unrealized gain or loss included in earnings. The implementation of this standard in 1994 did not have a material effect on consolidated results of operations or financial condition.

INVENTORIES

     Inventories are stated at the lower of cost (determined principally on a first-in, first-out basis) or market.

LEASED SYSTEMS AND SPARES

     Leased systems and spares for maintenance are capitalized and carried at cost less accumulated depreciation and amortization. Leased systems are depreciated using the sum-of-years-digits method over an estimated useful life of two to four years. Spares are amortized to cost of services using the straight-line method over an estimated useful life of two to four years. Depreciation commences upon system acceptance.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Plant and equipment are depreciated using the straight-line method over their estimated useful lives or, in the case of leasehold improvements, over the periods of the related leases, if shorter.

PRODUCT TECHNOLOGY AND GOODWILL

     Other assets include product technology and goodwill, both of which represent the excess of the cost of a purchased business over the fair value of the net assets acquired. Product technology and goodwill are amortized using the straight-line method over five to seven years.

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

RECLASSIFICATIONS

     Deferred profit sharing expense has been reclassified in the 1992 consolidated statements of operations from general and administrative expense to the line items in which the related wages are reported to conform to the 1994 and 1993 presentation. The reclassifications had no effect on previously reported operating income or loss or net earnings or loss.

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

     The Company has wholly-owned foreign subsidiaries and branches engaged primarily in providing marketing and maintenance services throughout the world including Europe, Asia Pacific, and the Mideast.

Comparative operating and segment data for the Company's domestic and foreign operations follows:

                                Revenue
                ----------------------------------------     Operating    Identifiable
                  Total      Intercompany   Consolidated      profits        assets
                ---------    ------------   ------------   ------------    ----------
                                           (In thousands)
United States:
 1994            $503,754       $(12,242)      $491,512       $209,765     $1,015,923
 1993             564,421           (494)       563,927        229,003      1,049,159
 1992             451,817         (1,053)       450,764        155,542        915,106

Western Europe:
 1994            $266,488       $(38,786)      $227,702       $ 73,581     $  121,200
 1993             255,367        (30,163)       225,204         75,673         79,382
 1992             241,484        (46,687)       194,797         60,218         80,075

Asia Pacific:
 1994            $197,794       $(15,889)      $181,905       $ 68,690     $   32,074
 1993             101,649        (12,449)        89,200         24,817         32,828
 1992             140,681        (14,722)       125,959         54,653         18,510

Other Foreign:
 1994            $ 20,718       $   (228)      $ 20,490       $  5,667     $   12,682
 1993              18,631         (2,105)        16,526          4,610          8,399
 1992              27,792         (1,734)        26,058         11,025          7,573

Consolidated:
 1994            $988,754       $(67,145)      $921,609       $357,703     $1,181,879
 1993             940,068        (45,211)       894,857        334,103      1,169,768
 1992             861,774        (64,196)       797,578        281,438      1,021,264

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

RECONCILIATION TO CONSOLIDATED STATEMENTS OF OPERATIONS:

                                                                  1994           1993           1992
                                                             ---------      ---------      ---------
Consolidated operating profits                               $ 357,703      $ 334,103      $ 281,438
General corporate expenses                                    (283,231)      (246,308)      (296,870)
Other income (expense), net                                      3,261         (3,352)          (206)
----------------------------------------------------         ---------      ---------      ---------
 Consolidated earnings (loss) before income taxes            $  77,733      $  84,443      $ (15,638)
----------------------------------------------------         ---------      ---------      ---------
                                                             ---------      ---------      ---------

     Revenue, operating profit, and the related identifiable assets are included in the geographic area in which the customer is located. International revenue includes export sales and leases from the United States of approximately $324,772,000 in 1994, $227,749,000 in 1993 and $237,017,000 in 1992.

     Revenue from U.S. Government agencies or commercial customers primarily serving the U.S. Government totalled approximately $333,887,000 in 1994, $386,056,000 in 1993 and $248,832,000 in 1992.

     Net assets of foreign subsidiaries included in the consolidated balance sheets are $69,978,000 in 1994 and $54,239,000 in 1993.

CONSOLIDATED BALANCE
SHEET DETAILS

                                                                1994          1993
                                                            ----------     ----------
                                                                   (In thousands)
CASH AND INVESTMENTS:
 Cash and commercial paper                                  $  119,794     $   81,428
 Certificates of deposit                                        26,825          7,540
 Auction rate government securities                             99,550         91,900
 Government revenue bonds                                        2,000         18,653
 Money market funds                                              4,613         21,921
 Long-term equity investments                                    7,210          7,022
 Other                                                           2,761          6,931
-------------------------------------------------------     ----------     ----------
  Total cash and investments                                   262,753        235,395
 Less long-term equity investments                              (7,210)        (7,022)
-------------------------------------------------------     ----------     ----------
  Cash and long-term cash investments                          255,543        228,373
 Less long-term cash investments                              (200,000)      (150,000)
-------------------------------------------------------     ----------     ----------
  Cash and equivalents                                      $   55,543     $   78,373
-------------------------------------------------------     ----------     ----------
                                                            ----------     ----------

RECEIVABLES:
 Trade                                                      $  194,710     $  157,669
 Current portion of long-term receivables                       10,486         11,184
 Other                                                          24,612         17,999
-------------------------------------------------------     ----------     ----------
                                                            $  229,808     $  186,852
                                                            ----------     ----------
                                                            ----------     ----------

INVENTORIES:
 Components and subassemblies                               $   97,717     $   89,421
 Systems in process                                             74,940        148,772
 Finished goods                                                 34,839         76,907
-------------------------------------------------------     ----------     ----------
                                                            $  207,496     $  315,100
                                                            ----------     ----------
                                                            ----------     ----------

LEASED SYSTEMS AND SPARES:
 Leased systems and spares                                  $  320,276     $  288,706
 Less accumulated depreciation and amortization               (210,069)      (188,847)
-------------------------------------------------------     ----------     ----------
                                                            $  110,207     $   99,859
                                                            ----------     ----------
                                                            ----------     ----------

PROPERTY, PLANT AND EQUIPMENT:
 Land and improvements                                      $   23,199     $   22,822
 Buildings and improvements                                    166,318        158,364
 Machinery and equipment                                       150,107        125,975
 Data processing equipment                                     215,014        165,620
 Office furniture and equipment                                 21,322         19,861
 Construction in progress                                        9,307          5,369
-------------------------------------------------------     ----------     ----------
                                                               585,267        498,011
 Less accumulated depreciation and amortization               (320,151)      (272,362)
-------------------------------------------------------     ----------     ----------
                                                            $  265,116     $  225,649
                                                            ----------     ----------
                                                            ----------     ----------

ACCRUED EXPENSES:
 Employee compensation                                      $   57,279     $   59,389
 Accrued warranty costs                                         13,290         16,156
 Current portion of capital lease obligation                     6,919              -
 Other                                                          32,885         33,755
-------------------------------------------------------     ----------     ----------
                                                            $  110,373     $  109,300
                                                            ----------     ----------
                                                            ----------     ----------

OTHER LONG-TERM OBLIGATIONS:
 Capital lease obligation                                   $    8,874     $        -
 University research and development grants payable              4,783         11,098
 Other                                                           4,373          1,888
-------------------------------------------------------     ----------     ----------
                                                            $   18,030     $   12,986
                                                            ----------     ----------
                                                            ----------     ----------

LONG-TERM DEBT


                                                                1994           1993
                                                            ----------     ----------
                                                                   (In thousands)
Convertible Subordinated Debentures, 6 1/8%                   $ 82,000       $105,000
Term Loan                                                       20,000              -
Other                                                            2,344          2,694
-------------------------------------------------------     ----------     ----------
 Total long-term debt                                          104,344        107,694
Less current installments                                       (7,344)        (2,216)
-------------------------------------------------------     ----------     ----------
 Long-term debt, excluding current installments               $ 97,000       $105,478
-------------------------------------------------------     ----------     ----------
                                                            ----------     ----------


     The subordinated debentures are convertible into the Company's common stock at a conversion price of $78 per share at any time prior to maturity. The debentures may be redeemed at the Company's option at a price of 101.23% after January 31, 1994, decreasing to 100% after January 31,1996. On April 8, 1994, the Company repurchased a portion of the debentures with a face value of $23,000,000 for a purchase price of $20,400,000. The repurchase resulted in a gain of $2,600,000 which was recorded as other income. This repurchase satisfied the first four required annual sinking fund payments of $5,750,000 originally scheduled for the years 1997 to 2000. Remaining annual sinking fund payments of $5,750,000 each are scheduled from 2001 to 2010 with a final maturity payment of $24,500,000 in 2011.

     To fund the debenture repurchase, the Company entered into a four year $20,000,000 term loan agreement. The fixed borrowing rate is 6.72% and interest payments are due semi-annually in arrears each year on October 8 and April 8. Annual principal installments of $5,000,000 are due April 8, 1995 to April 8, 1998.

     The Company has an unused, unsecured $75,000,000 revolving credit agreement. Interest is based on various short-term floating rates. The agreement contains a number of restrictive covenants with which the Company was in compliance at December 31, 1994.

     In addition, the Company's foreign subsidiaries had approximately $20,640,000 of unused lines of credit at December 31, 1994.

Annual installments of long-term debt as of December 31, 1994, are as follows:


                                        Long-term debt
                                         installments
                                        --------------
Years ending December 31:               (In thousands)
1995                                      $  7,344
1996                                         5,000
1997                                         5,000
1998                                         5,000
1999                                             -
Thereafter                                  82,000
                                        ----------
                                          $104,344
                                        ----------
                                        ----------

FINANCIAL INSTRUMENTS

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined foreign currency fluctuation risks: specific firm foreign exchange commitments related to customer transactions and certain foreign subsidiary investments. At December 31, 1994, and 1993, the Company had forward exchange contracts outstanding as noted in the chart below.


     Forward exchange contract                     Contracts outstanding at December 31, 1994
-------------------------------------------   ------------------------------------------------
   Type                     Purpose           Contract Value    Market Value      Maturity Dates
----------           ----------------------   --------------   ------------     --------------
Sell (net)           Customer transaction     $  125,928,000   $128,786,000         1995-1997
Buy                  Subsidiary investment    $   20,240,000   $ 20,097,000         1995


      Forward exchange contract                    Contracts outstanding at December 31, 1993
------------------------------------------    ------------------------------------------------
Type                        Purpose           Contract Value   Market Value     Maturity Dates
----------           ----------------------   --------------   ------------     --------------
Sell (net)           Customer transaction     $  144,468,000   $140,439,000       1994-1996
Buy                  Subsidiary investment    $   16,550,000   $ 16,627,000       1994

     Generally these forward contracts are placed at the time the Company signs a foreign currency sale or lease contract with a customer, or when a foreign subsidiary makes a U.S. dollar investment, and they mature at the time the customer's payment is due or when the subsidiary investment matures. At the time of recognition of the related equipment sale or lease revenue, the forward exchange contract becomes the basis for recording revenue and the related receivable from the customer. Accordingly, exchange gains and losses are generally not material.

     The market value of these contracts was determined by obtaining quotes from financial institutions. The Company is subject to the remote risk that parties to the underlying hedged contracts fail to perform their obligations to the Company when they become due.

     The Company's 6 1/8% Convertible Subordinated Debentures are traded on the New York Stock Exchange. The market values of these debentures were $54,120,000 and $90,169,000 at December 31, 1994, and 1993, respectively. The carrying values at December 31, 1994, and 1993 of all other financial instruments approximate their market values.

     A concentration of credit risk exists due to the significance of revenues from U.S. Government customers. Current and long-term receivables include amounts due from U.S. Government agencies (or commercial customers primarily serving the U.S. Government) of $125,481,000 and $23,230,000 at December 31, 1994, and 1993, respectively. It is the Company's policy to collateralize sales receivables by obtaining a security interest in the equipment sold.

STOCK PLANS

     At December 31, 1994, 6,250,000 shares of common stock were reserved for issuance pursuant to stock plans.

STOCK OPTION PLANS

     The Company has a stock option plan which provides that incentive stock options or nonstatutory stock options to purchase an aggregate of 6,358,000 shares of common stock may be granted to selected technical and management employees. The plan also provides for a limited number of shares to be issued to employees as stock grants. The number of shares authorized for issuance is increased each year by three percent of the total outstanding shares of the Company as of the end of the previous year.

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

Stock option plan activity is summarized as follows:


                                 Option price                                         Available
                                   per share          Outstanding    Exercisable      for grant
                                 ------------         -----------    -----------      ---------
At December 31, 1992             $25.75-47.63           3,065,702      1,651,107      2,629,438

 Authorized for issuance               -                    -              -            781,000
 Options granted                  22.00-30.00           1,244,481          -         (1,244,481)
 Stock grants                          -                    -              -            (12,100)
 Became exercisable               25.75-47.00               -            703,845          -
 Exercised                             -                    -              -              -
 Canceled                         32.63-47.00            (452,903)      (325,402)       452,903
 Plan expiration                       -                    -              -           (940,471)
-----------------------------   -------------          ----------    -----------    -----------
At December 31, 1993             $22.00-47.63           3,857,280      2,029,550      1,666,289

 Authorized for issuance               -                    -              -            779,000
 Options granted                  18.75-33.00             804,683          -           (804,683)
 Stock grants                          -                    -              -            (10,885)
 Became exercisable               22.00-47.63               -            799,012          -
 Exercised                        27.50-31.50             (45,151)       (45,151)         -
 Canceled                         26.50-47.63            (269,986)      (187,310)       269,986
-----------------------------   -------------          ----------    -----------    -----------
At December 31, 1994             $18.75-47.63           4,346,826      2,596,101      1,899,707
-----------------------------   -------------          ----------    -----------    -----------
                                -------------          ----------    -----------    -----------


     During 1992, options for 159,224 shares were exercised at prices ranging from $30.88 to $43.00 per share.

EMPLOYEE STOCK PURCHASE PLAN

     The Company has a Qualified Stock Purchase Investment Plan under which a maximum of 2,200,000 shares of common stock are available for sale to employees. Under this plan, eligible employees may designate from 2 to 15 percent of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or the last day of the offering period. Participant elections resulted in the issuance of 181,072 shares at a per share price of $17.64 in 1994, 186,485 shares at a per share price of $24.86 in 1993 and 188,339 shares at a per share price of $27.41 in 1992.

ANNUAL INCENTIVE AWARD PLAN

     The Company has an Annual Incentive Award Plan providing for performance incentive awards to key employees based on the achievement of individual and stated company financial and technical objectives. Awards are payable at year-end in cash or, at the employee's election, up to 50% may be received in common stock of the Company (up to an aggregate maximum of 500,000 newly issued or repurchased shares) at 85% of its fair market value. Plan awards totalled $12,611,000 in 1994, $18,258,000 in 1993 and $4,353,000 in 1992.

     Participant elections resulted in the issuance of 93,350 shares of common stock at a per share price of $12.43 in February 1995, 82,653 shares of common stock at a per share price of $26.35 in February 1994 and 22,969 shares of common stock at a per share price of $22.53 in February 1993. Cash awards totalled $11,322,000, $15,876,000 and $3,824,000 for 1994, 1993 and 1992,
respectively.

PROFIT SHARING PROGRAM

     The Company's profit sharing program consists of a distributed cash bonus and, for domestic employees, contributions to a defined contribution Retirement Savings Plus Plan that meets the qualifications of Section 401(k) of the Internal Revenue Code. All employees of the Company with at least six months of service are eligible to participate in the program.

     The Retirement Savings Plus Plan allows eligible domestic employees to contribute up to 15 percent of their base compensation to an investment savings account. The Company's contributions to the plan consist of a matching contribution of 50 cents per dollar contributed by the employee up to a maximum of $1,000 per employee, and an annual deferred profit sharing contribution equal to 4% of an employee's eligible wages. The Company's deferred profit sharing contribution is limited to the maximum amount allowable for income tax purposes. The Company's contributions to the Retirement Savings Plus Plan were $9,973,000 in 1994, $9,714,000 in 1993 and $10,627,000 in 1992. Employees of the
Company's foreign subsidiaries participate in other retirement plans.

     Prior to 1993, the distributed cash bonus was determined by subtracting the Company's contribution to the Retirement Savings Plus Plan from a percentage of pretax, pre-profit sharing earnings. As a result of the Company's net loss in 1992, there was no distributed cash bonus for that year.

     On January 29, 1993, the Company's Board of Directors approved a new Incentive Cash Profit Sharing Plan to replace the distributed cash bonus under the Company's previous profit sharing program. Payments under the new plan are based on achieving operating income targets. The payments for 1994 and 1993 totalled $2,005,000 and $4,031,000, respectively.

INCOME TAXES

Components of income tax expense (benefit) are as follows:

                                    Federal         State          Foreign        Total
                                   ----------     ----------     ----------    -----------
                                                         (In thousands)
1994
Current                              $ (8,148)      $ (2,151)       $16,880       $  6,581
Deferred                               15,532         (1,798)         1,722         15,456
---------------------------------  ----------     ----------     ----------     ----------
 Provision for income taxes          $  7,384       $ (3,949)       $18,602       $ 22,037
---------------------------------  ----------     ----------     ----------     ----------
                                   ----------     ----------     ----------     ----------

1993
Current                              $ 22,491        $ 4,837        $16,926       $ 44,254
Deferred                              (15,705)        (3,191)        (1,770)       (20,666)
---------------------------------  ----------     ----------     ----------     ----------
 Provision for income taxes          $  6,786        $ 1,646        $15,156       $ 23,588
---------------------------------  ----------     ----------     ----------     ----------
                                   ----------     ----------     ----------     ----------

1992
Current                              $(22,163)        $   72        $22,530        $   439
Deferred                               (1,534)           (37)           369         (1,202)
---------------------------------  ----------     ----------     ----------     ----------
 Provision for income taxes          $(23,697)        $   35        $22,899         $ (763)
---------------------------------  ----------     ----------     ----------     ----------
                                   ----------     ----------     ----------     ----------

     The provision for foreign income taxes is based upon foreign pretax earnings of approximately $37,811,000 in 1994, $34,864,000 in 1993 and
$44,641,000 in 1992.

     The provision for income taxes differs from the expected tax expense (benefit) (computed by applying the Federal corporate tax rate to earnings or loss before income taxes) as follows:


                                                                            Percentage of pretax
                                                                               earnings or loss
                                                                      -----------------------------------
                                                                       1994           1993           1992
                                                                      -----          -----          -----
Expected Federal income tax rate                                       35.0%          35.0%          34.0%
Increase (reduction) attributed to:
 State taxes, net of Federal tax benefit                               (3.2)           4.7            1.4
 Impact of foreign subsidiaries subject to higher tax rates             4.4            1.1          (37.7)
 Foreign tax credit                                                    (2.8)          (0.8)          11.2
 Research and development tax credit                                   (5.0)          (5.8)          15.1
 FSC (foreign sales corporation) exempt income                         (4.3)          (2.4)          20.7
 Nondeductible amortization of intangible assets                        1.7            1.7           (5.9)
 Tax exempt interest income                                            (1.1)          (1.4)           1.6
 Effect of tax credit limitations                                       3.8           (4.4)         (35.8)
 Other, net                                                            (0.1)           0.2            0.3
-----------------------------------------------------------------     -----          -----          -----
Actual effective income tax rate                                       28.4%          27.9%           4.9%
-----------------------------------------------------------------     -----          -----          -----
                                                                      -----          -----          -----

Components of and changes in the net deferred income tax asset are as follows:


                                                                          Deferred tax
                                                                        asset (liability)        Deferred
                                                                  -----------------------         expense
                                                                    1994            1993         (benefit)
                                                                  ---------       --------       --------
                                                                                 (In thousands)
Inventory valuation                                               $  34,179       $ 46,007       $ 11,828
Accrued compensation                                                  9,962         10,626            664
Accrued cost of sales                                                 1,789          5,492          3,703
University research and development grants                            5,417          8,192          2,775
Depreciation                                                         12,944          1,651        (11,293)
Other, net                                                            1,419          3,621          2,202
--------------------------------------------------------------    ---------       --------       --------
Total gross deferred income taxes                                    65,710         75,589          9,879
Valuation allowance                                                 (16,561)       (10,984)         5,577
--------------------------------------------------------------    ---------       --------       --------
 Total net deferred income taxes                                     49,149         64,605       $ 15,456
                                                                                                 --------
                                                                                                 --------
Less current portion                                                (30,861)       (39,097)
--------------------------------------------------------------    ---------       --------
 Noncurrent deferred income taxes                                 $  18,288       $ 25,508
--------------------------------------------------------------    ---------       --------
                                                                  ---------       --------

     A valuation allowance is provided when there is some likelihood that a portion of the deferred tax asset may not be realized. The valuation allowance relates to certain temporary differences which reverse in the years 1995 through 2034. Based on tax rates in effect on December 31, 1994, approximately $100,000,000 of future taxable income is required prior to December 31, 2009 for full realization of the net deferred tax asset. The Company believes that its future taxable income will be sufficient for full realization of the net deferred tax asset.

     At December 31, 1994, there was a minimum tax credit carryforward of approximately $1,102,000 for federal income tax purposes which has no expiration date. For financial reporting purposes, there was a federal foreign tax credit carryforward of approximately $5,188,000 which expires on December 31, 1999 and a federal minimum tax credit carryforward of approximately $3,533,000 which has no expiration date. For both tax and financial reporting purposes, there are state research credit carryforwards of approximately $5,559,000 which expire on December 31, 2009.

     At December 31, 1994, there were approximately $62,642,000 of accumulated undistributed earnings of subsidiaries outside the United States that are considered to be reinvested indefinitely, subject to cash flow requirements. It is not practicable to estimate the deferred tax liability related to such undistributed earnings. If such earnings were remitted to the Company, applicable U.S. Federal income and foreign withholding taxes would be substantially offset by available foreign tax credits.

RESEARCH AND DEVELOPMENT ARRANGEMENTS

     The Company has entered into two agreements with the Advanced Research Projects Agency (ARPA) to collaborate on the research and development of technologies for massively parallel processing (MPP) computer systems.

     Under the first agreement, ARPA contributed $12,700,000 in funding support over a three-year period ending in 1993. Under the second agreement, ARPA will contribute $15,000,000 in funding support over a three-year period ending in 1996, with two one-year extension options for an additional $5,000,000 of funding per option. The Company may elect to retain title to any technologies developed and ARPA will receive a license to the technologies for its internal use. The timing of the funding is based on the achievement of milestones contained in the agreements. Based on these milestones, $5,000,000, $4,200,000 and $4,500,000 was earned in 1994, 1993 and 1992, respectively, and recorded as a reduction of development and engineering expense.

OTHER INCOME (EXPENSE), NET


                                         1994      1993      1992
                                      -------   -------   -------
                                              (In thousands)
Interest income                       $10,360   $ 9,622   $11,114
Interest expense                       (8,967)   (8,531)   (9,336)
Other income (expense), net             1,868    (4,443)   (1,984)
----------------------------------    -------   -------   -------
                                      $ 3,261   $(3,352)   $ (206)
                                      -------   -------   -------
                                      -------   -------   -------

LEASING ARRANGEMENTS AS LESSOR

     The Company leases computer equipment to its customers under operating leases with terms which generally range from one to four years. Contracts with U.S. Government agencies generally provide for cancellation upon 30 days notice.

     At December 31, 1994 and 1993, leased equipment aggregated $94,053,000 and $64,988,000, less accumulated depreciation of $40,313,000 and $34,128,000, respectively.

     The Company also enters into lease transactions which are accounted for as sales in accordance with statements issued by the FASB.

     The net investment in sales-type leases as of December 31, 1994 and 1993 is summarized as follows:


                                                          1994           1993
                                                        --------      --------
                                                             (In thousands)
Total minimum lease payments receivable                 $ 34,936      $ 24,300
Less unearned interest income                             (3,491)       (2,523)
------------------------------------------------------  --------      --------
Net investment in sales-type leases                       31,445        21,777
Less current portion included in current receivables     (10,486)      (11,184)
------------------------------------------------------  --------      --------
Long-term receivables, excluding current portion        $ 20,959      $ 10,593
------------------------------------------------------  --------      --------
                                                        --------      --------

Aggregate future minimum lease rentals on noncancelable operating leases and sales-type lease agreements are as follows:


                                                      Sales-type     Operating
                                                      leases         leases
                                                      ----------     ---------
Years ending December 31:                                    (In thousands)
1995                                                     $12,637       $14,681
1996                                                      13,735         7,860
1997                                                       7,688         2,177
1998                                                         876            68
---------------------------------------------------   ----------     ---------
                                                         $34,936       $24,786
                                                      ----------     ---------
                                                      ----------     ---------

LEASING ARRANGEMENTS AS LESSEE

     The Company leases office facilities, sales and service facilities, and equipment under operating leases. The rental payments under these leases are charged to expense as incurred. Future minimum lease payments under operating leases with noncancelable terms of more than one year are identified in the schedule below.

     Total rent expense for all operating leases, including rents under lease arrangements with terms of one year or less, aggregated $17,827,000 in 1994, $21,409,000 in 1993 and $21,486,000 in 1992.

     Substantially all operating leases provide that the Company pay taxes, maintenance, insurance, and certain other operating expenses applicable to the leased premises.

     The Company also leases computer equipment under a capital lease. As of December 31, 1994, this equipment had a cost of $12,573,000 and accumulated depreciation of $1,279,000. The amortization of this asset is recorded to depreciation expense. Future minimum lease payments under this capital lease are identified in the schedule below.


                                                    Operating       Capital
                                                      leases         leases
                                                    ---------       -------
Years ending December 31:                                 (In thousands)
1995                                                $ 12,559        $ 7,988
1996                                                   8,692          7,963
1997                                                   5,948          1,327
1998                                                   4,043              -
1999                                                   3,149              -
Thereafter                                            22,331              -
--------------------------------------------------  --------        -------
  Total minimum lease payments                       $56,722         17,278
  Less: Amount representing interest                --------         (1,485)
                                                    --------        -------
  Present value of net minimum lease payments                       $15,793
--------------------------------------------------                  -------
                                                                    -------

RESTRUCTURING CHARGES

     In 1994, the Company announced a restructuring program. Major components of this restructuring were production process changes to substantially reduce production times, a temporary idling of approximately 700 employees, and the elimination of 270 regular and contract positions. These actions resulted in a one-time charge of $8,296,000 to cost of sales in the fourth quarter 1994.

     The 1992 consolidated statement of operations also includes a restructuring charge of $42,833,000 detailed as follows: cost of sales-$23,920,000; cost of services-$1,345,000; development and engineering-$10,726,000;
marketing-$5,912,000; general and administrative-$930,000.

PRODUCT TECHNOLOGY AND GOODWILL

     Product technology and goodwill represents the excess of the cost of a purchased business over the fair value of the net assets acquired. Product technology and goodwill is included in other assets and totals $10,068,000 and $10,967,000 at December 31, 1994 and 1993, respectively, net of accumulated amortization of $20,464,000 and $15,724,000 at each respective year end.

     Net operating losses of purchased businesses of $14,900,000 prior to acquisition are available to the Company, subject to limitations, to offset federal taxable income through 2005. In 1994 and 1993, tax benefits realized reduced the carrying value of product technology by $894,000 and $2,800,000 respectively.

LEGAL PROCEEDINGS

     There are no legal proceedings pending against or involving the Company which, in the opinion of management, will have a material adverse effect upon consolidated results of operations or financial position.

ACQUISITIONS

     In September 1994, the Company acquired all the outstanding capital stock of Savant Systems, Incorporated for $4,250,000. The excess of the purchase price over the fair value of the identifiable assets acquired was recorded as goodwill totalling $3,841,000.

     In October 1994, the Company acquired all of the capital stock of Minnesota Supercomputer Center for $10,400,000 in cash, which approximated the fair value of identifiable net assets acquired.

     These acquisitions did not have a material impact on consolidated results of operations during 1994.

SUPPLEMENTAL CASH FLOW INFORMATION


                                                     1994           1993           1992
                                                  ----------     ----------     ----------
                                                                (In thousands)
RECONCILIATION OF NET EARNINGS (LOSS) TO
 CASH FLOWS PROVIDED BY OPERATIONS:
  Net earnings (loss)                             $   55,696     $   60,855     $  (14,875)
  Items which do not use (provide) operating
  cash flow:
   Depreciation and amortization                     126,250        124,350        126,850
   Other                                             (13,363)           867          6,452
  (Increase) decrease in operating assets:
   Receivables                                       (51,159)       (29,423)       102,082
   Inventories                                       107,604        (51,816)       (18,760)
   Other                                               9,122        (29,506)         5,560
  Increase (decrease) in operating liabilities:
   Accounts payable and accrued expenses             (13,289)        36,219          2,488
   Income taxes payable                              (23,413)        26,399        (28,419)
   Deferred income and customer advances             (14,939)        29,306          4,017
   Other                                              (2,230)         5,497          1,421
------------------------------------------------  ----------     ----------     ----------
Cash flows provided by operations                 $  180,279     $  172,748     $  186,816
------------------------------------------------  ----------     ----------     ----------
                                                  ----------     ----------     ----------

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Liabilities assumed in acquisition              $   17,924     $    -         $    -


QUARTERLY FINANCIAL DATA
(UNAUDITED)


                                                     First         Second          Third         Fourth         Annual
                                                    quarter        quarter        quarter        quarter        total
                                                  ----------     ----------     ----------     ----------     ----------
                                                                     (In thousands, except per share data)

1994
Revenue                                           $  248,866     $  215,818     $  219,859     $  237,066     $  921,609
Gross profit                                         108,120         88,259         96,276         92,511        385,166
Net earnings                                          21,953          8,202         16,042          9,499         55,696
Earnings per common and
 common equivalent share                                 .84            .32            .62            .38           2.16

1993
Revenue                                           $  202,597     $  187,670     $  201,975     $  302,615     $  894,857
Gross profit                                          91,751         83,574         87,839        127,947        391,111
Net earnings                                          15,024          6,241         15,264         24,326         60,855
Earnings per common and
 common equivalent share                                 .58            .24            .58            .93           2.33

REPORT OF MANAGEMENT AND INDEPENDENT AUDITORS' REPORT
Cray Research, Inc. and Subsidiaries


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

     KPMG Peat Marwick LLP, independent certified public accountants, are retained to audit the Company's financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards. The audit includes a review of the internal accounting control structure to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach and not for the purpose of providing assurance on the system of internal control.

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


Robert H. Ewald
President and Chief Operating Officer


Laurence L. Betterley
Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

     The Board of Directors and Stockholders of Cray Research, Inc.:

     We have audited the accompanying consolidated balance sheets of Cray Research, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Cray Research, Inc. and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP
Minneapolis, Minnesota
January 25, 1995

INVESTOR INFORMATION

NOTICE OF ANNUAL MEETING

     The annual meeting of stockholders will be held at
     -    The Minnesota Historical Society
          345 Kellogg Boulevard West
          St. Paul, Minnesota

beginning at 10:00 a.m. on Tuesday, May 16, 1995. A formal notice of the meeting, together with proxy statement and proxy, will be mailed to stockholders of record as of March 20, 1995.

STOCKHOLDER INQUIRIES

     Communications concerning transfer requirements, change of address, and lost certificates should be directed to the Transfer Agent.

-    COMMON STOCK
     Norwest Bank Minnesota, N.A.
     161 North Concord Exchange
     P.O. Box 738
     South St. Paul, Minnesota 55075
     1 (800) 468-9716

-    6 1/8% CONVERTIBLE SUBORDINATED
     DEBENTURES DUE 2011
     Chemical Bank
     450 West 33rd Street
     New York, New York 10001
     1 (800) 648-8380

-    FINANCIAL PUBLICATIONS
     Investors seeking financial publications, or wishing to be placed on the Company's mailing list of investors may call (612) 683-5777
     Financial statements and other information about Cray Research are also available electronically via the World-Wide Web at

        http://www.cray.com

-    GENERAL STOCKHOLDER AND INVESTOR QUESTIONS
     The Company maintains an Investor Relations office to assist stockholders and investors. Inquiries may be directed to:
       Bradley D. Allen
       Senior Director, Investor Relations
       Cray Research, Inc.
       655A Lone Oak Drive
       Eagan, Minnesota 55121
       (612) 683-7331

SECURITIES LISTING

     The Company's common stock is listed on the New York Stock Exchange (pri-mary listing) under the trading symbol CYR. The Boston, Philadelphia, Pacific, and Midwest Exchanges have "unlisted trading privileges" (UTP).

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

COMMON STOCK PRICES

     The following chart sets forth, for the periods indicated, high, low, and closing prices for the Company's common stock on the New York Stock Exchange.

STOCK PRICE RANGES AND CLOSE BY QUARTER

[GRAPH]

     As of February 28, 1995, there were approximately 5,642 record holders of the Company's common stock.

DIVIDENDS

     The Company has never declared a cash dividend. The payment of future dividends will be at the discretion of the Board of Directors and will depend, among other things, on the Company's earnings, capital requirements, and financial condition. At present, the Company expects to retain all of its earnings for use in the business and has no present plans to pay a cash dividend.

52